UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Audit Report

1. Name of External Auditor	KPMG Samjong Accounting Corporation

2. Date of Receiving External Audit Report	March 11, 2019

3. Auditor’s Opinion on Consolidated Financial Statements	FY 2018 Unqualified	FY2017 Unqualified

4. Financial Highlights of Consolidated Financial Statements (KRW)
- Total Assets	42,369,110,923,939	33,428,668,878,964
- Total Liabilities	20,019,860,568,927	15,399,474,290,683
- Total Shareholders’ Equity	22,349,250,355,012	18,029,194,588,281
- Capital Stock	44,639,473,000	44,639,473,000
- Total Shareholder’s Equity / Capital Stock Ratio(%) (excluding Non-controlling Shareholders’ Equity)	50,338.5	39,969.4
- Operating Revenue	16,873,960,468,986	17,520,013,332,272
- Operating Profit	1,201,759,916,903	1,536,626,458,745
- Profit before Income Tax	3,975,966,373,798	3,403,248,666,768
- Profit for the Year	3,131,988,278,691	2,657,595,182,285
- Profit for the Year Attributable to Owners of the Parent Company	3,127,886,516,202	2,599,829,358,563

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2018. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	Accuracy of Revenue

As described in notes 3 and 4 of the consolidated financial statements, the Group has initially adopted K-IFRS No.1115, Revenue from Contracts with Customers (“K-IFRS No. 1115”), from January 1, 2018 and the Group has taken an exemption not to restate the consolidated financial statements as of and for the year ended December 31, 2017, presented for comparative purposes, in accordance with transition requirements of the standards. The financial impacts of adopting K-IFRS No. 1115 are discussed in note 3. The Group’s consolidated revenue is primarily related to the Group’s cellular and fixed-line telecommunications segments.

The Group’s revenue recognition is based on data from complex information technology systems as the Group provides a variety of telecommunications services at various rate plans to numerous subscribers which involves high volume of transactions with subscribers. In addition, the effect of changes in accounting policies upon the adoption of K-IFRS No. 1115 is significant to the consolidated financial statements. Such changes include the changes in the amount of revenue recognition related to the allocation of considerations for each performance obligation when the Group provides wireless telecommunications services and sells wireless handset to a same subscriber. The determination of stand-alone selling prices involving complex judgments applied by management. Therefore, we have identified the accuracy of revenue recognition in the Group’s cellular and fixed-line telecommunications segments as a key audit matter due to the complexity of IT systems involved and management judgments involved in the application of the new revenue recognition standard.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Group’s revenue recognition process, including evaluation of the environment of the IT systems supporting the accounting for revenue, including data records, rating and invoicing systems.

•	Testing the reconciliation of the Group’s revenue among rating system, billing system and the general ledger.

•

Inspecting a sample of contracts with subscribers to assess the Group’s revenue recognition policies upon initial adoption of K-IFRS No. 1115 based on the terms and conditions as set out in the contracts, with reference to the requirements of the relevant accounting standards.

•

Assessing whether the Group’s determination of accounting treatments for bundled transactions for wireless telecommunication services and sales of wireless handsets are made in accordance with relevant accounting standards.

•	Testing the accuracy of the stand-alone selling price by comparing to the published rates for each wireless handset and wireless telecommunications services on a sample basis.

•	Testing the accuracy of the allocation of considerations to revenues from the Group’s wireless telecommunications services and sale of wireless handsets by performing recalculation.

•	Testing the mathematical accuracy of the cumulative effect of initially applying K-IFRS No. 1115 in relation to multiple performance obligations as of January 1, 2018 by performing recalculation.

2.	Recognition of Incremental Costs of Obtaining a Contract

As described in notes 3 and 8 of the consolidated financial statements, the Group incurs costs, such as commissions to retails stores and authorized dealers based on the number of subscribers retained and newly obtained. Costs that would not have been paid if there had been no binding new or renewed contracts with subscribers are capitalized and amortized over the estimated service periods. As of December 31, 2018, capitalized costs to obtain contracts amount to ~~W~~2,377,599 million.

Determination of whether certain costs of obtaining a contract could be capitalized as well as the amortization period involves a number of key judgments made by the Group and the incremental costs of obtaining contracts are significant in the Group’s consolidated financial statements. Therefore we have identified the recognition of incremental costs of obtaining contracts as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain controls relating to the Group’s process to account for incremental costs of obtaining contracts.

•

Obtaining an understanding of the marketing programs communicated to retail stores and authorized dealers and assessing the Group’s determination of whether the costs should be capitalized with reference to the requirements of the relevant accounting standards. In addition, on a sample basis, we also compared the capitalized costs with payments to retail stores and authorized dealers.

•

Testing the mathematical accuracy of the cumulative effect of initially applying K-IFRS No. 1115 in relation to the incremental costs of obtaining contracts as of January 1, 2018 by performing recalculation.

•

Assessing the estimated service periods that are used in amortizing the capitalized incremental costs of obtaining contracts by testing the completeness and accuracy of data used in the analysis, and by comparing the data used in estimating the estimated service periods with the Group’s historical subscriber churn rates and publicly available statistical data.

3.	Assessment of Goodwill Impairment

As described in note 4 of the consolidated financial statements, the Group performs impairment test for goodwill at least annually by comparing the recoverable amount and the carrying amount of a cash generating unit (“CGU”) to which goodwill is allocated. The amount of goodwill that is allocated to the CGUs in cellular and fixed-line segments is ~~W~~1,664,679 million as of December 31, 2018.

In carrying out the impairment assessment of goodwill, management determined the recoverable amount based on the value-in-use (“VIU”). Determining the VIU of the above CGUs involves significant judgments in estimating the expected future cash flows including the estimates of revenue, operating expense, perpetual growth rate, and discount rate for each CGU. Considering the significant degree of the judgment in estimating the VIU of the cellular and fixed-line telecommunication CGUs and the potential impact of the impairment on the Group’s consolidated financial statements, we identified the assessment of goodwill impairment as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•	Testing certain internal controls over the Group’s process to estimate value-in-use.

•

Engaging our internal valuation specialists to assist us in evaluating the key assumptions used to determine the VIU for each CGU which included the estimated revenue, operating expenses and perpetual growth rate by comparison with the financial budgets approved by the management, historical performance and industry reports and in assessing the appropriateness of discount rate used by comparison with our expectation based on market data.

•

Performing sensitivity analysis for both the discount rates and perpetual growth rates applied the discounted cash flow forecasts to assess the impact of changes in these key assumptions on the conclusion reached in management’s impairment assessment.

•	Comparing the cash flow forecasts prepared in prior year with the actual results to assess the Group’s ability to accurately forecast.

4.	Acquisition of Life & Security Holdings Co., Ltd.

As described in note 12 to the consolidated financial statements, during 2018, the Group obtained control of Life & Security Holdings Co., Ltd. (“LSH”) for ~~W~~696,665 million in cash. In connection with the acquisition of LSH, the fair value of identifiable intangible assets recognized amounted to ~~W~~1,019,503 million.

K-IFRS No. 1103 requires the Group, the acquirer, to recognize the acquiree’s identifiable assets, including intangible assets not previously recognized, and liabilities assumed at their fair value as of the acquisition date. Determining the fair value of the identifiable intangible assets requires management’s significant judgments in determining the valuation methodologies and estimating the expected future cash flows including the estimates of revenue, attrition rate, royalty rate, operating expense, perpetual growth rate, and discount rate. Considering the significant degree of the judgment in measuring the fair value of identifiable net assets, we identified the identification of intangible assets and measurement of their fair value for intangible assets recognized in the acquisition of LSH as a key audit matter.

The primary procedures we performed to address this key audit matter included:

•

Engaging our internal valuation specialists to assist us in assessing the valuation methodologies adopted by the Group with reference to industry standards and the requirements of the relevant accounting standards.

•

Engaging our internal valuation specialists to evaluate the discount rate applied by comparison with our expectation based on market data and the key assumptions used in estimating future cash flows, which included the estimated revenue, operating expenses, and perpetual growth rate by comparing with the financial budgets approved by the acquiree’s management, historical performance and industry reports.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements as of and for the year ended December 31, 2018 and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Sang Hyun Han.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 28, 2019

This report is effective as of February 28, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Assets
Current Assets:
Cash and cash equivalents	3,36,37	~~W~~	1,506,699	1,457,735
Short-term financial instruments	3,6,36,37,39		1,045,676	616,780
Short-term investment securities	3,11,36,37		195,080	144,386
Accounts receivable - trade, net	3,7,36,37,38		2,008,640	2,126,007
Short-term loans, net	3,7,36,37,38		59,094	62,830
Accounts receivable - other, net	3,7,36,37,38,39		937,837	1,260,835
Prepaid expenses	3,8		1,769,559	197,046
Contract assets	3,9		90,072	—
Inventories, net	10		288,053	272,403
Derivative financial assets	3,22,36,37		13	—
Advance payments and other	3,7,36,37,38		58,116	63,777

			7,958,839	6,201,799

Non-Current Assets:
Long-term financial instruments	3,6,36,37		1,221	1,222
Long-term investment securities	3,11,36,37		664,726	887,007
Investments in associates and joint ventures	13		12,811,771	9,538,438
Property and equipment, net	14,38,39		10,718,354	10,144,882
Goodwill	12,15		2,938,563	1,915,017
Intangible assets, net	16		5,513,510	3,586,965
Long-term contract assets	3,9		43,821	—
Long-term loans, net	3,7,36,37,38		29,034	50,874
Long-term accounts receivable - other	3,7,36,37,38,39		274,053	287,048
Long-term prepaid expenses	3,8		895,272	90,834
Guarantee deposits	3,7,36,37,38		313,140	292,590
Long-term derivative financial assets	3,22,36,37		55,444	253,213
Deferred tax assets	3,33		92,465	88,132
Defined benefit assets	21		31,926	45,952
Other non-current assets	7,36,37		26,972	44,696

			34,410,272	27,226,870

		~~W~~	42,369,111	33,428,669

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	17,36,37	~~W~~	80,000	130,000
Current installments of long-term debt, net	17,36,37		984,272	1,530,948
Current installments of long-term payables – other	18,36,37		424,243	302,703
Accounts payable - trade	36,37,38		381,302	351,711
Accounts payable - other	36,37,38		1,913,813	1,867,074
Receipts in advance	3		—	161,266
Contract liabilities	3,9		140,711	—
Withholdings	3,36,37,38		1,353,663	961,501
Accrued expenses	36,37,38		1,299,217	1,327,906
Income tax payable	33		182,343	219,791
Unearned revenue	3		—	175,732
Derivative financial liabilities	22,36,37		—	28,406
Provisions	3,19,39		87,993	52,057
Other current liabilities			—	28

			6,847,557	7,109,123

Non-Current Liabilities:
Debentures, excluding current installments, net	17,36,37		6,572,211	5,596,570
Long-term borrowings, excluding current installments, net	17,36,37,39		2,015,365	211,486
Long-term payables - other	18,36,37		1,968,784	1,346,763
Long-term unearned revenue	3		—	7,052
Long-term contract liabilities	3,9		43,102	—
Defined benefit liabilities	21		141,529	61,960
Long-term derivative financial liabilities	22,36,37		4,184	11,064
Long-term provisions	19,39		99,215	32,669
Deferred tax liabilities	3,33		2,269,792	978,693
Other non-current liabilities	3,36,37		58,122	44,094

			13,172,304	8,290,351

Total Liabilities			20,019,861	15,399,474

Shareholders’ Equity
Share capital	1,23		44,639	44,639
Capital surplus and others	12,23,24,25,26		655,084	196,281
Retained earnings	3,27		22,144,541	17,835,946
Reserves	3,28		(373,442)	(234,727)

Equity attributable to owners of the Parent Company			22,470,822	17,842,139
Non-controlling interests			(121,572)	187,056

Total Shareholders’ Equity			22,349,250	18,029,195

		~~W~~	42,369,111	33,428,669

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Operating revenue:	3,5,38
Revenue		~~W~~	16,873,960	17,520,013

Operating expenses:	3,38
Labor			2,288,655	1,966,156
Commissions			5,002,598	5,486,263
Depreciation and amortization	5		3,126,118	3,097,466
Network interconnection			808,403	875,045
Leased lines			309,773	342,240
Advertising			468,509	522,753
Rent			529,453	520,244
Cost of goods sold			1,796,146	1,886,524
Others	30		1,342,545	1,286,696

			15,672,200	15,983,387

Operating profit	5		1,201,760	1,536,626

Finance income	5,32		256,435	366,561
Finance costs	5,32		(385,232)	(433,616)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5, 13		3,270,912	2,245,732
Other non-operating income	5, 31		71,253	31,818
Other non-operating expenses	5, 31		(439,162)	(343,872)

Profit before income tax	5		3,975,966	3,403,249

Income tax expense	33		843,978	745,654

Profit for the year			3,131,988	2,657,595

Attributable to:
Owners of the Parent Company		~~W~~	3,127,887	2,599,829
Non-controlling interests			4,101	57,766

Earnings per share	34
Basic and diluted earnings per share (in won)		~~W~~	44,066	36,582

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Profit for the year		~~W~~	3,131,988	2,657,595
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		(41,490)	5,921
Valuation loss on financial assets at fair value through other comprehensive income	28,32		(130,035)	—
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	28,32		—	158,440
Net change in other comprehensive income of investments in associates and joint ventures	13,28,32		(14,577)	(141,008)
Net change in unrealized fair value of derivatives	22,28,32		32,227	22,586
Foreign currency translation differences for foreign operations	28		12,291	(46,952)

Other comprehensive loss for the year, net of taxes			(141,584)	(1,013)

Total comprehensive income		~~W~~	2,990,404	2,656,582

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	3,000,503	2,597,160
Non-controlling interests			(10,099)	59,422

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In millions of won)
		Controlling Interest						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance, January 1, 2017		~~W~~	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430
Total comprehensive income:
Profit for the year			—	—	2,599,829	—	2,599,829	57,766	2,657,595
Other comprehensive income (loss)	13,21,22,28,32		—	—	5,875	(8,544)	(2,669)	1,656	(1,013)

			—	—	2,605,704	(8,544)	2,597,160	59,422	2,656,582

Transactions with owners:
Annual dividends	35		—	—	(635,482)	—	(635,482)	(281)	(635,763)
Interim dividends	35		—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds			—	—	(16,840)	—	(16,840)	—	(16,840)
Share option	26		—	414	—	—	414	—	414
Changes in ownership in subsidiaries			—	(3,912)	9	—	(3,903)	(17,116)	(21,019)

			—	(3,498)	(722,922)	—	(726,420)	(17,397)	(743,817)

Balance, December 31, 2017		~~W~~	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195

Balance, December 31, 2017		~~W~~	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195
Impact of adopting K-IFRS No. 1115	3		—	—	1,900,049	—	1,900,049	—	1,900,049
Impact of adopting K-IFRS No. 1109	3		—	—	60,026	(68,804)	(8,778)	—	(8,778)

Balance, January 1, 2018		~~W~~	44,639	196,281	19,796,021	(303,531)	19,733,410	187,056	19,920,466
Total comprehensive income:
Profit for the year			—	—	3,127,887	—	3,127,887	4,101	3,131,988
Other comprehensive income (loss)	13,21,22,28,32		—	—	(57,473)	(69,911)	(127,384)	(14,200)	(141,584)

			—	—	3,070,414	(69,911)	3,000,503	(10,099)	2,990,404

Transactions with owners:
Annual dividends	35		—	—	(635,482)	—	(635,482)	—	(635,482)
Interim dividends	35		—	—	(70,609)	—	(70,609)	—	(70,609)
Share option	26		—	593	—	—	593	196	789
Interest on hybrid bonds			—	—	(15,803)	—	(15,803)	—	(15,803)
Repayments of hybrid bonds	25		—	(400,000)	—	—	(400,000)	—	(400,000)
Proceeds from issuance of hybrid bonds	25		—	398,759	—	—	398,759	—	398,759
Comprehensive stock exchange	12		—	129,595	—	—	129,595	—	129,595
Changes in ownership in subsidiaries			—	329,856	—	—	329,856	(298,725)	31,131

			—	458,803	(721,894)	—	(263,091)	(298,529)	(561,620)

Balance, December 31, 2018		~~W~~	44,639	655,084	22,144,541	(373,442)	22,470,822	(121,572)	22,349,250

See accompanying notes to the consolidated financial statements

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	3,131,988	2,657,595
Adjustments for income and expenses	40		1,568,919	2,096,764
Changes in assets and liabilities related to operating activities	40		25,949	(261,468)

			4,726,856	4,492,891
Interest received			59,065	66,713
Dividends received			195,671	106,674
Interest paid			(255,189)	(234,127)
Income tax paid			(393,823)	(576,331)

Net cash provided by operating activities			4,332,580	3,855,820

Cash flows from investing activities:
Cash inflows from investing activities:
Collection of short-term loans			117,610	216,700
Decrease in long-term financial instruments			5	27
Proceeds from disposals of long-term investment securities			371,816	129,726
Proceeds from disposals of investments in associates and joint ventures			74,880	5,925
Proceeds from disposals of property and equipment			58,256	29,368
Proceeds from disposals of intangible assets			5,851	8,848
Collection of long-term loans			10,075	6,205
Decrease in deposits			7,490	24,550
Proceeds from disposals of other non-current assets			1,186	1,185
Proceeds from disposals of subsidiaries			—	30,132
Cash inflow from business combinations			38,925	4,112

			686,094	456,778
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(373,450)	(156,012)
Increase in short-term investment securities, net			(49,791)	(28,975)
Increase in short-term loans			(112,319)	(205,878)
Increase in long-term loans			(6,057)	(5,869)
Increase in long-term financial instruments			(2)	(2,034)
Acquisitions of long-term investment securities			(19,114)	(19,328)
Acquisitions of investments in associates and joint ventures			(206,340)	(193,100)
Acquisitions of property and equipment			(2,792,390)	(2,715,859)
Acquisitions of intangible assets			(503,229)	(145,740)
Increase in deposits			(8,591)	(26,377)
Increase in other non-current assets			(5,927)	(47)
Cash outflow for business combinations			(654,685)	(26,566)
Cash outflow for disposal and liquidation of subsidiaries			(1,924)	(1,600)

			(4,733,819)	(3,527,385)

Net cash used in investing activities		~~W~~	(4,047,725)	(3,070,607)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	—	127,386
Proceeds from issuance of debentures			1,809,641	973,291
Proceeds from long-term borrowings			1,920,114	120,000
Proceeds from issuance of hybrid bonds			398,759	—
Cash inflows from settlement of derivatives			23,247	188
Transactions with non-controlling shareholders	1		499,926	40,938

			4,651,687	1,261,803
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(87,701)	—
Repayments of long-term payables - other			(305,644)	(305,476)
Repayments of debentures			(1,487,970)	(842,733)
Repayments of long-term borrowings			(1,780,708)	(32,701)
Repayments of hybrid bonds			(400,000)	—
Cash outflows for settlement of derivatives			(29,278)	(105,269)
Payments of dividends			(706,091)	(706,091)
Payments of interest on hybrid bonds			(15,803)	(16,840)
Transactions with non-controlling shareholders			(76,805)	(79,311)

			(4,890,000)	(2,088,421)

Net cash used in financing activities			(238,313)	(826,618)

Net increase (decrease) in cash and cash equivalents			46,542	(41,405)
Cash and cash equivalents at beginning of the year			1,457,735	1,505,242
Effects of exchange rate changes on cash and cash equivalents			2,422	(6,102)

Cash and cash equivalents at end of the year		~~W~~	1,506,699	1,457,735

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2018, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	7,879,982	9.76
Institutional investors and other shareholders	42,365,726	52.47
Treasury shares	8,875,883	10.99

	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2018 and 2017 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2018	Dec. 31, 2017
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.(*2)	Korea	Telecommunication service	98.7	98.1
	Eleven Street Co., Ltd.(*2,4)	Korea	E-commerce	81.8	—
	IRIVER LIMITED (*3)	Korea	Manufacturing digital audio players and other portable media devices	52.6	45.9
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.(*4)	Singapore	Used device distribution business	—	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SK techx Co., Ltd.(*4)	Korea	System software development and supply	—	100.0
	One Store Co., Ltd.	Korea	Telecommunication services	65.5	65.5
	SK Telecom Japan Inc.(*4)	Japan	Information gathering and consulting	100.0	—
	id Quantique SA(*4)	Switzerland	Quantum information and communications service	65.6	4.6
	Quantum Innovation Fund I(*4)	Korea	Investment (holdings company)	59.9	—
	Life & Security Holdings Co., Ltd.(*4)	Korea	Investment(holdings company)	55.0	—
	SK Infosec Co., Ltd.(*4)	Korea	Information security service	100.0	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2018 and 2017 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2018	Dec. 31, 2017
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd.	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.5	79.5
	SK Planet Global PTE. Ltd.(*4)	Singapore	Digital contents sourcing service	—	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.	USA	Investment	100.0	100.0
	shopkick, Inc.	USA	Reward points-based in-store shopping application development	100.0	100.0
	11street (Thailand) Co., Ltd.(*4)	Thailand	Electronic commerce	—	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
	Hello Nature Ltd.(*4)	Korea	Retail of agro-fisheries and livestock	49.9	100.0
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales of and manufacturing MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales of and manufacturing e-book	100.0	100.0
	groovers Japan Co., Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
	LIFE DESIGN COMPANY Inc. (formerly, S.M. LIFE DESIGN COMPANY JAPAN INC.)	Japan	Sale of goods in Japan	100.0	100.0
	S.M. Mobile Communications JAPAN Inc.(*4)	Japan	Digital contents service	—	100.0
	groovers Inc.(*4)	Korea	Sale of contents and Mastering Quality Sound album	100.0	44.2
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd.(*4)	Korea	Security and maintenance services	—	100.0
	SK TELINK VIETNAM Co., Ltd.(*4)	Vietnam	Communications device retail business	100.0	—
Subsidiaries owned by Life & Security Holdings Co., Ltd.	ADT CAPS Co., Ltd.(*4)	Korea	Unmanned security	100.0	—
	CAPSTEC Co., Ltd.(*4)	Korea	Manned security	100.0	—
	ADT SECURITY Co., Ltd.(*4)	Korea	Sales and trade of anti-theft devices and surveillance devices	100.0	—
Subsidiary Owned by id Quantique SA	Id Quantique LLC(*4)	Korea	Quantum information and communications service	100.0	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
Others(*5)	SK Telecom Innovation Fund, L.P	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2018 and 2017 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)

SK Planet Co., Ltd. spun off the business unit of 11st (E-commerce and Internet-related business) and incorporated Eleven Street Co., Ltd. on August 31, 2018. 80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 1.5% are held by SK Planet Co., Ltd. H&Q Korea Partners, LLC acquired 1,863,093 shares of redeemable convertible preferred stocks for ~~W~~500,000 million in cash and owns 18.2% of the shares issued by Eleven Street Co., Ltd. The Parent Company is obliged to guarantee at least 1% of dividend per annum of the preferred stock’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or the date the qualifying listing period is completed, whichever occurs first (see note 29). The present value of obligatory dividends amounting to ~~W~~23,191 million are recognized as financial liabilities as of December 31, 2018.

(*3)

The Parent Company participated in a third party allotment offering to itself and to SM Entertainment Co., Ltd., and acquired 7,420,091 shares out of 7,990,867 new shares that were issued by the subsidiary. As a result, the ownership interest has changed from 45.9% to 52.6%.

(*4)	Details of changes in the consolidation scope for the year ended December 31, 2018 are presented and explained separately in Note 1-(4).
(*5)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

(3)	Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2018 is as follows:

(In millions of won)
	As of December 31, 2018				2018
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	493,972	107,565	386,407	373,019	39,962
Eleven Street Co., Ltd. (*2)		1,045,946	495,907	550,039	228,000	(9,507)
SK m&service Co., Ltd.		97,924	48,182	49,742	208,936	(119)
SK Communications Co., Ltd.		79,646	28,458	51,188	41,604	(10,323)
SK Broadband Co., Ltd.		4,266,458	2,682,236	1,584,222	3,158,877	154,999
K-net Culture and Contents Venture Fund		147,691	20,873	126,818	—	58,584
PS&Marketing Corporation		432,699	216,624	216,075	1,587,203	76
SERVICEACE Co., Ltd.		76,770	45,229	31,541	198,164	4,217
SERVICE TOP Co., Ltd.		74,452	49,400	25,052	205,574	5,276
Network O&S Co., Ltd.		81,773	42,257	39,516	265,183	1,089
SK Planet Co., Ltd.		753,630	436,501	317,129	672,648	(436,106)
IRIVER LIMITED(*3)		204,479	44,620	159,859	137,849	(21,314)
SKP America LLC.		383,697	—	383,697	—	(370)
Life & Security Holdings Co., Ltd.(*4)		2,595,251	2,261,456	333,795	197,487	6,038
SK Infosec Co., Ltd. (*5)		183,896	54,301	129,595	—	—
One Store Co., Ltd.		116,716	65,890	50,826	110,284	(13,903)
Home & Service Co., Ltd.		87,159	45,341	41,818	325,177	(1,264)
SK stoa Co., Ltd.		41,305	37,560	3,745	116,459	(16,987)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2018 is as follows, Continued:

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of Eleven Street Co., Ltd. includes four months of revenue and profit and loss since the spin-off on August 31, 2018.
(*3)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED.
(*4)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries, including 3 months of revenue and profit and loss since Life & Security Holdings Co., Ltd. acquired by the Parent Company on October 1, 2018.

(*5)	SK Infosec Co., Ltd. was acquired by the Parent Company and newly included in consolidation as of December 27, 2018.

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2017 is as follows:

(In millions of won)
	As of December 31, 2017				2017
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	455,685	104,727	350,958	389,944	32,728
SK m&service Co., Ltd.		113,515	62,795	50,720	193,256	1,249
SK Communications Co., Ltd.		90,923	28,410	62,513	47,546	(35,454)
SK Broadband Co., Ltd.		3,802,349	2,616,317	1,186,032	3,050,083	32,030
K-net Culture and Contents Venture Fund		250,747	35,900	214,847	—	196,250
PS&Marketing Corporation		506,883	288,881	218,002	1,766,142	391
SERVICEACE Co., Ltd.		77,681	45,501	32,180	197,408	2,599
SERVICE TOP Co., Ltd.		65,406	41,860	23,546	186,117	3,309
Network O&S Co., Ltd.		87,000	45,248	41,752	255,841	6,283
SK Planet Co., Ltd.		1,534,866	920,677	614,189	1,082,685	(513,667)
IRIVER LIMITED(*)		130,878	17,204	113,674	69,452	(14,092)
SKP America LLC.		412,251	—	412,251	—	(57)
SK techx Co., Ltd.		237,700	41,561	196,139	195,948	26,827
One Store Co., Ltd.		104,891	39,874	65,017	115,596	(27,254)
Home & Service Co., Ltd.		83,698	38,350	45,348	141,739	11

(*)

The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED. Information for the other subsidiaries in the above summary is based on their separate financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2018 is as follows:

Subsidiary	Reason
Eleven street Co., Ltd.	Spun-off from SK Planet Co., Ltd.

id Quantique SA	Acquired additional ownership interests by the Parent Company

SK Telecom Japan Inc.	Established by the Parent Company

groovers Inc.	Acquired additional ownership interests by IRIVER LIMITED

SK TELINK VIETNAM Co., Ltd.	Established by SK Telink Co., Ltd.

Quantum Innovation private equity I	Acquired by the Parent Company

Life & Security Holdings Co., Ltd.	Acquired by the Parent Company

ADT CAPS Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.

CAPSTEC Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.

ADT SECURITY Co., Ltd.	Subsidiary of Life & Security Holdings Co., Ltd.

SK Infosec Co., Ltd.	Acquired by the Parent Company

Id Quantique LLC	Established by id Quantique SA

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2018 is as follows:

Subsidiary	Reason
11street (Thailand) Co., Ltd.	Disposed by SK Planet Co., Ltd.

Hello Nature Ltd.	Loss of control due to third parties’ investments

SK techx Co., Ltd.	Merged into SK Planet Co., Ltd.

S.M. Mobile Communications JAPAN Inc.	Merged into groovers Japan Co., Ltd.

SK Planet Global PTE. Ltd.	Liquidated

NSOK Co., Ltd.	Merged into ADT CAPS Co., Ltd.

SKT Vietnam PTE. Ltd.	Liquidated

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests as of and for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd. (*)
Ownership of non-controlling interests (%)		41.00	47.36	34.46	18.19	45.00

	As of December 31, 2018
Current assets	~~W~~	118	150,199	92,844	923,153	124,091
Non-current assets		147,573	54,465	23,872	122,793	2,487,747
Current liabilities		(20,873)	(42,142)	(63,440)	(486,391)	(243,064)
Non-current liabilities		—	(2,663)	(2,450)	(9,516)	(2,018,392)
Net assets		126,818	159,859	50,826	550,039	350,382
Fair value adjustment and others		—	—	—	(23,191)	(1,216,347)
Net assets on the consolidated financial statements		126,818	159,859	50,826	526,848	(865,965)
Carrying amount of non-controlling interests		51,995	76,204	17,711	95,811	(389,684)

	2018
Revenue	~~W~~	—	137,849	110,284	228,000	197,487
Profit (Loss) for the year		58,584	(21,314)	(13,903)	(9,507)	6,038
Depreciation of the fair value adjustment and others		—	—	—	(161)	(2,954)
Profit(Loss) for the year on the consolidated financial statements		58,584	(21,314)	(13,903)	(9,668)	3,084
Total comprehensive income (loss)		27,773	(21,125)	(14,386)	(8,897)	(991)
Profit (Loss) attributable to non-controlling interests		24,019	(10,094)	(4,791)	(1,758)	1,387

Net cash provided by (used in) operating activities	~~W~~	115,566	13,635	7,181	(69,347)	(23,451)
Net cash provided by (used in) investing activities		600	(10,169)	(11,482)	(470,211)	(139,430)
Net cash provided by (used in) financing activities		(116,150)	69,267	5	494,923	124,076
Net increase(decrease) in cash and cash equivalents		16	72,733	(4,296)	(44,635)	(38,805)
Dividend paid to non- controlling interests during the year ended December 31, 2018	~~W~~	36,178	—	—	—	—

(*)

The financial information of Life & Security Holdings Co., Ltd. are related to the period subsequent to the acquisition by the Parent Company on October 1, 2018 and includes fair value adjustments due to business combination.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.
Ownership of non-controlling interests (%)		41.00	54.10	34.46

	As of December 31, 2017
Current assets	~~W~~	625	74,873	76,810
Non-current assets		250,122	56,005	28,081
Current liabilities		(35,900)	(9,563)	(38,547)
Non-current liabilities		—	(7,641)	(1,327)
Net assets		214,847	113,674	65,017
Carrying amount of non-controlling interests		88,087	63,382	22,405

	2017
Revenue	~~W~~	—	69,452	115,596
Profit (loss) for the year		196,250	(14,092)	(27,254)
Total comprehensive profit (loss)		201,693	(14,278)	(27,452)
Profit (loss) attributable to non-controlling interests		80,463	(7,438)	(9,392)
Net cash provided by (used in) operating activities	~~W~~	(7)	(7,553)	13,912
Net cash used in investing activities		(600)	(45,002)	(2,000)
Net cash provided by (used in) financing activities		—	64,571	(7)
Net increase (decrease) in cash and cash equivalents		(607)	12,016	11,905

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements for the year ended as of December 31, 2018 comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on January 30, 2019, which will be submitted for approval at the shareholders’ meeting to be held on March 26, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

2.	Basis of Preparation, Continued

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss;

•	financial instruments measured at fair value through other comprehensive income;

•	assets for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee), determination of amortization period of incremental costs of obtaining a contract, determination of stand-alone selling prices and classification of lease.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 7 and 37), estimated useful lives of costs to obtain a contract (notes 3 (1) and 8), property and equipment and intangible assets (notes 4 (8), (10), 14 and 16), impairment of goodwill (notes 4 (13) and 15), recognition of provision (notes 4 (18) and 19), measurement of defined benefit liabilities (notes 4 (17) and 21), and recognition of deferred tax assets (liabilities) (notes 4 (26) and 19).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3) Fair value measurement, Continued

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 37.

3.	Changes in accounting policies

The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described below.

(1)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaced the revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

The Group has initially applied K-IFRS No. 1115 from January 1, 2018 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2018. The Group applied K-IFRS No. 1115 only to contracts that were not completed at the date of initial application, which is January 1, 2018, using the practical expedient permitted by K-IFRS No.1115.

1) Identification of performance obligations in the contract

A substantial portion of the Group’s revenue is generated from providing wireless telecommunications services. K-IFRS No. 1115 requires the Group to evaluate goods or services promised to customers to determine if there are performance obligations other than wireless telecommunications service that should be accounted for separately. In the case of providing a wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between handset sales revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract.

The Group also determined that pursuant to K-IFRS No. 1115, the installation service provided with the fixed-line telecommunication services is not distinct from the related fixed-line telecommunication services such as high speed broadband Internet or Internet Protocol TV (IPTV) services. Therefore, the Group concluded that the installation service and related fixed-line telecommunication service together represents one performance obligation. Therefore, installation fee is recognized as revenue over the contract term in which the Group has to provide fixed-line telecommunication services. The Group recognized ~~W~~ 23,063 million as contract liability on the consolidated statement of financial position as of January 1, 2018 due to such change in the accounting policies.

2) Allocation of the transaction price to each performance obligations

In accordance with K-IFRS No. 1115, the Group allocates the transaction price of a contract to each performance obligation on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” method for estimating the stand-alone selling price of a good or service. However, in some circumstances, the Group uses ‘expected cost plus a margin’ approach.

In the case of providing a wireless telecommunications service and selling a handset together to one customer, the Group allocates the transaction price based on relative stand-alone selling prices. As a result of applying K-IFRS No. 1115, the Group recognized ~~W~~112,690 million and ~~W~~30,363 million of considerations allocated to handset sales revenue as contract assets and long-term contract assets, respectively, at January 1, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(1)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

3) Incremental costs to acquire a contract

The Group pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties historically were expensed as incurred and recognized as operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers. K-IFRS No. 1115 requires the Group to capitalize certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods with customers that were calculated based on the Group’s historical subscriber churn rate. As a result of applying K-IFRS No. 1115, the Group recognized ~~W~~1,695,704 and ~~W~~693,393 million of prepaid expenses and long-term prepaid expenses respectively as at the date of initial application, January 1, 2018.

4) Presentation of contract liability

Under K-IFRS No. 1115, the Group reclassified the receipts in advance and unearned revenue amounting to ~~W~~109,555 million that are related to prepaid rate plans and customer loyalty program to contract liabilities as at the date of initial application, January 1, 2018.

5) Impact of adopting K-IFRS No. 1115 on the consolidated financial statements

If the previous standards were applied to the Group’s consolidated statement of financial position as of December 31, 2018, prepaid expenses and long-term prepaid expenses would have been decreased by ~~W~~1,577,992 million and ~~W~~799,607 million, respectively, and contract assets and long-term contract assets would have been decreased by ~~W~~90,072 million and ~~W~~43,821 million. As a result, total assets would have been decreased by ~~W~~2,503,025 million with ~~W~~8,467 million increase in deferred tax assets. In addition, contract liabilities, long-term contract liabilities and deferred tax liabilities would have been decreased by ~~W~~140,711 million, ~~W~~43,102 million and ~~W~~664,240 million, respectively, while other liabilities such as receipts in advance and unearned revenue would have been increased by ~~W~~156,880 million. As a result, total liabilities would have been decreased by ~~W~~691,173 million. In relation to these changes in assets and liabilities, retained earnings and capital surplus and others would have been decreased by ~~W~~1,811,780 million, ~~W~~4,596 million respectively. Non-controlling interests would have been increased by ~~W~~4,524 million.

If the previous standards were applied to the Group’s consolidated statement of income for year ended December 31, 2018, revenues, advertising expenses and commission expenses would have been increased by ~~W~~85,801 million, ~~W~~51,204 million and ~~W~~12,714 million respectively, for which the total operating expenses would have been increased by ~~W~~66,137 million resulting in operating profit and profit before income tax to be increased by ~~W~~19,664 million. As a result, profit for the year would have been increased by ~~W~~88,197 million with decrease in income tax expense of ~~W~~68,533 million.

The adoption of K-IFRS No. 1115 did not have a material impact on the Group’s consolidated statement of cash flows for the year ended December 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. The Group adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Group has taken an exemption not to restate the consolidated financial statements for prior years with respects to transition requirements.

The following table explains the impact of transition to K-IFRS No. 1109 on the opening balance of reserves and retained earnings as at January 1, 2018.

(In millions of won)
	Reserves		Retained earnings
Reclassification of available-for-sale financial assets to financial assets at fair value through profit or loss(“FVTPL”)	~~W~~	(5,336)	947
Reclassification of available-for-sale financial assets to financial assets at fair value through other comprehensive income (“FVOCI”)		(84,881)	90,322
Recognition of loss allowances on accounts receivable – trade and others		—	(13,049)
Related income tax		21,413	(18,194)

	~~W~~	(68,804)	60,026

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1) Classification of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held-to-maturity, available-for-sale, and loans and receivables.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS No. 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. If a contract contains embedded derivatives and the host is an asset within the scope of K-IFRS No. 1109, then such embedded derivatives are not separated.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flow; and
•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. These include all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is an account receivable - trade without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1) Classification of financial assets and financial liabilities, Continued

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1) Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at the date of initial application January 1, 2018:

(In millions of won)	Original classification under K-IFRS No. 1039	New classification under K-IFRS No. 1109	Original carrying amount under K-IFRS No. 1039		New carrying amount under K-IFRS No. 1109	Difference
Short-term financial assets:
Cash and cash equivalents	Amortized cost	Amortized cost	~~W~~	1,457,735	1,457,735	—
Short-term financial instruments	Amortized cost	Amortized cost		616,780	616,780	—
Short-term investment securities(*1)	Available-for-sale	FVTPL		47,383	47,383	—
Short-term investment securities	Designated as at FVTPL	FVTPL		97,003	97,003	—
Accounts receivable - trade	Amortized cost	Amortized cost		2,126,007	2,113,057	(12,950)
Short-term loans	Amortized cost	Amortized cost		62,830	62,830	—
Accounts receivable - other(*3)	Amortized cost	FVTPL		830,321	830,321	—
Accounts receivable - other	Amortized cost	Amortized cost		430,514	430,415	(99)
Accrued revenue	Amortized cost	Amortized cost		3,979	3,979	—
Guarantee deposits	Amortized cost	Amortized cost		3,927	3,927	—

				5,676,479	5,663,430	(13,049)

Long-term financial assets:
Long-term financial instruments	Amortized cost	Amortized cost		1,222	1,222	—
Long-term investment securities(*1)	Available-for-sale	FVTPL		173,394	169,005	(4,389)
Long-term investment securities(*2)	Available-for-sale	FVOCI		713,613	719,054	5,441
Long-term accounts receivable - trade	Amortized cost	Amortized cost		12,748	12,748	—
Long-term loans	Amortized cost	Amortized cost		50,874	50,874	—
Long-term accounts receivable - other(*3)	Amortized cost	FVTPL		243,742	243,742	—
Long-term accounts receivable - other	Amortized cost	Amortized cost		43,306	43,306	—
Guarantee deposits	Amortized cost	Amortized cost		292,590	292,590	—
Derivative financial assets	Derivatives hedging instrument	Derivatives hedging instrument		21,902	21,902	—
Derivative financial assets(*1)	Designated as at FVTPL	FVTPL		231,311	9,054	(222,257)
Long-term investment securities(*1)	Designated as at FVTPL	FVTPL		—	222,257	222,257

				1,784,702	1,785,754	1,052

			~~W~~	7,461,181	7,449,184	(11,997)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

1) Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at the date of initial application, January 1 2018, Continued:

(*1)

As of January 1, 2018, available-for-sale financial assets such as beneficiary certificates and equity investments amounting to ~~W~~205,435 million were reclassified to financial assets measured at FVTPL. In addition, as derivatives embedded in contracts where the host is a financial asset in the scope of K-IFRS No. 1109 are never separated, the available-for-sale financial assets related to the redeemable convertible preferred shares of ~~W~~15,342 million and the related derivative financial assets of ~~W~~222,257 million were reclassified to financial assets measured at FVTPL which were not designated as financial assets measured at amortized cost as the contractual terms of these assets do not give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates. As a result of this reclassification, as at January 1, 2018, accumulated OCI of ~~W~~5,336 million was reclassified to retained earnings, and due to its reclassification to financial assets measured at FVTPL, retained earnings was decreased by ~~W~~4,389 million in relation to fair value measurement. In addition, change in the fair value of these financial assets of ~~W~~1,984 million was recognized in profit before income tax during the year ended December 31, 2018.

(*2)

As of January 1, 2018, available-for-sale financial assets such as marketable equity instruments amounting to ~~W~~713,613 million were reclassified to equity investments at FVOCI and debt instrument at FVOCI of ~~W~~713,399 million and ~~W~~214 million, respectively. As a result of this reclassification, as at January 1, 2018, retained earnings of ~~W~~ (-)90,322 million was reclassified to accumulated OCI and accumulated OCI was increased by ~~W~~5,441 million due to the fair value measurement of financial assets which were stated at cost under K-IFRS No. 1039. The Group designated equity instruments that are not held for trading as FVOCI on initial application of K-IFRS No. 1109 with no subsequent recycling of amounts from OCI to profit and loss.

(*3)

As of January 1, 2018, accounts receivable – other of ~~W~~1,074,063 million were reclassified to financial assets at FVTPL. Upon the initial application of K-IFRS No. 1109, the Group reclassified the debt instruments to financial assets at FVTPL whose objectives of the business model are not achieved both by collecting contractual cash flows and selling financial assets. There was no material impact on retained earnings as at January 1, 2018 as the fair values of these debt instruments were not significantly different from the carrying amounts as of December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(2)	K-IFRS No. 1109, Financial Instruments, Continued

2) Impairment of financial assets

K-IFRS No. 1109 sets out the ‘expected credit loss’ (ECL) impairment model which replaces the ‘incurred loss’ model under K-IFRS No. 1039 for recognizing and measuring impairment. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

3) Hedge accounting

Upon initial application of K-IFRS No. 1109, the Group elected to apply hedge accounting requirements under K-IFRS No. 1109. The Group designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Group’s hedging instruments as of January 1, 2018 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, there is no material effect of applying K-IFRS No. 1109.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.	Changes in accounting policies, Continued

(3)	The following table explains the impacts of adopting K-IFRS No. 1115 and 1109 on the Group’s statement of financial position as of January 1, 2018.

(In millions of won)
	December 31, 2017		Adjustments		January 1, 2018
	As reported		K-IFRS 1115	K-IFRS 1109	Restated
Current Assets:	~~W~~	6,201,799	1,804,080	(13,049)	7,992,830
Accounts receivable - trade, net		2,126,007	(4,314)	(12,950)	2,108,743
Accounts receivable - other, net		1,260,835	—	(99)	1,260,736
Prepaid expenses		197,046	1,695,704	—	1,892,750
Contract assets		—	112,690	—	112,690
Others		2,617,911	—	—	2,617,911
Non-Current Assets:		27,226,870	718,898	1,052	27,946,820
Long-term investment securities		887,007	—	223,309	1,110,316
Long-term prepaid expenses		90,834	693,393	—	784,227
Long-term contract assets		—	30,363	—	30,363
Deferred tax assets		88,132	(4,858)	—	83,274
Others		26,160,897	—	(222,257)	25,938,640

Total Assets	~~W~~	33,428,669	2,522,978	(11,997)	35,939,650

Current Liabilities:		7,109,123	12,485	—	7,121,608
Provisions		52,057	(215)	—	51,842
Contract liabilities		—	114,284	—	114,284
Receipts in advance		161,266	(161,266)	—	—
Unearned revenue		175,732	(175,732)	—	—
Withholdings		961,501	235,414	—	1,196,915
Others		5,758,567	—	—	5,758,567
Non-Current Liabilities:		8,290,351	610,444	(3,219)	8,897,576
Long-term contract liabilities		—	19,100	—	19,100
Long-term unearned revenue		7,052	(7,052)	—	—
Other non-current liabilities		44,094	(919)	—	43,175
Deferred tax liabilities		978,693	599,315	(3,219)	1,574,789
Others		7,260,512	—	—	7,260,512

Total Liabilities	~~W~~	15,399,474	622,929	(3,219)	16,019,184

Share capital		44,639	—	—	44,639
Capital surplus and others		196,281	—	—	196,281
Retained earnings		17,835,946	1,900,049	60,026	19,796,021
Reserves		(234,727)	—	(68,804)	(303,531)
Non-controlling interests		187,056	—	—	187,056

Total Shareholders’ Equity:	~~W~~	18,029,195	1,900,049	(8,778)	19,920,466

Total Liabilities and Shareholders’ Equity	~~W~~	33,428,669	2,522,978	(11,997)	35,939,650

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies described in Note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has four reportable segments as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

1) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

4) Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

5) Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7) Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current operations as operating expenses.

(5)	Financial assets – Policies applicable from January 1, 2018

1) Classification

The Group classifies its financial assets into one of the following categories:

•	financial assets at fair value through profit or loss (“FVTPL”)
•	financial assets at fair value through other comprehensive income (“FVOCI”), and
•	financial assets measured at amortized cost

Financial assets are classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The Group reclassifies a debt instrument when, and only when, the business model for managing the financial asset is changed.

2) Measurement

A financial asset is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to the acquisition. Transaction costs for a financial asset at FVTPL are recognized in profit or loss.

A hybrid financial instrument with embedded derivatives in the contract is considered as a whole when assessing whether contractual cash flows are solely payments of principal and interest.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(5)	Financial assets – Policies applicable from January 1, 2018, Continued

2) Measurement, Continued

(i) Debt investments

A financial asset is subsequently measured based on its contractual cash flow characteristics and the business model in which a financial asset is managed. The Group classifies debt investments into one of the following categories:

①	Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to collect contractual cash flows, and the contractual cash flows are solely payments of principal and interest. A gain or loss on a financial asset that is measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest calculated using the effective interest method is included in finance income.

②	Financial assets measured at fair value through other comprehensive income (“FVOCI”)

A financial asset is classified as FVOCI when it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual cash flows are solely payments of principal and interest. Changes in fair value other than impairment losses and reversal of impairment losses, interest income and foreign exchange gains and losses are recognized in other comprehensive income. The amounts accumulated in other comprehensive income are recycled to profit or loss when the financial assets is derecognized. Interest income calculated using the effective interest method is included in finance income. Foreign exchange gains and losses are presented as finance income or finance costs, impairment losses are presented as other expenses.

③	Financial assets at fair value through profit or loss (“FVTPL”)

Debt investments that are not classified at amortized cost or FVOCI are classified as FVTPL. A gain or loss on debt investments that are not part of a hedging relationship is recognized in profit or loss and is presented in finance income or costs in the statement of income for the period.

(ii) Equity investments

The Group subsequently measures all of its equity investments at fair value. The Group elected to recognize the changes in fair value of the equity investments that are held for long-term or strategic purposes in other comprehensive income. The amounts accumulated in other comprehensive income are not reclassified into profit or loss upon derecognition. Dividends from these equity investments are recognized as finance income when the right to receive the dividends is established.

Changes in the value of equity investments measured at FVTPL are presented in finance income or costs in the statement of income for the period.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(5)	Financial assets – Policies applicable from January 1, 2018, Continued

3) Impairment

The Group estimates the expected credit losses (ECL) for the debt instruments that are measured at amortized cost and FVOCI based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables – trade and lease receivables from the initial recognition.

4) Recognition and derecognition

A regular way purchase or sale of financial assets is recognized and derecognized using trade date accounting. A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

If the Group retains substantially all the risks and rewards of ownership of a transferred asset due to a non-recourse features or others, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

5) Offsetting

A financial asset and a financial liability is offset only when the right of set-off is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Financial assets – Policies applied before January 1, 2018

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of asset.

1) Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policies applied before January 1, 2018, Continued

2) Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, is classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

3) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

4) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

5) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the asset that can be reliably estimated. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security classified as available-for-sale financial asset, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policies applied before January 1, 2018, Continued

5) Impairment of financial assets, Continued

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Group can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed to the amount of amortized cost that would otherwise have been recognized as of the recovery date.

6) De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or the Group transfers the rights to receive the cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(6)	Financial assets – Policies applied before January 1, 2018, Continued

7) Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and presented in net in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(7)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(8)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	2 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets including brand are determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(10)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment loss.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment properties, except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than assets arising from employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

1) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired at the reporting date.

2) Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

3) Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group’s incremental borrowing rate of interest.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(17)	Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

5) Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(19)	Transactions in foreign currencies

1) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies, Continued

2) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(23)	Revenue - Policies applicable from January 1, 2018

The Group has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, from January 1, 2018. See note 3 (1) for additional information.

1) Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) wireless telecommunications services and (2) selling other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

In accordance with K-IFRS No. 1115, the Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. As an exception, the Group uses “Expected cost plus a margin approach” for insignificant transactions.

3) Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount allocated to the loyalty program is deferred and is recognized as revenue when loyalty points are redeemed. The deferred revenue is included in contract liabilities.

(24)	Revenue - Policies applied before January 1, 2018

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(24)	Revenue - Policies applied before January 1, 2018, Continued

1) Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed.

Revenue from fixed-line services includes domestic and long-distance call charges, international phone connection charges, installation service and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

2) Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

3) Commission revenue

In connection with the commission revenue from e-commerce services, the Group has determined that it is acting as an agent due to the followings:

•	The Group does not bear inventory risk or have responsibility for the delivery goods;

•	All of the credit risks are borne by suppliers of goods though the Group collects the proceeds from end customers on behalf of the suppliers; and

•	The Group has no latitude in establishing prices regarding goods sold in e-commerce.

4) Customer loyalty programs

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programs is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(25)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized as it accrues in profit or loss using the effective interest rate method.

(26)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for transactions or events directly recognized in other comprehensive income or equity.

The Group pays income tax in accordance with the tax-consolidation system when the parent company and its subsidiaries are economically unified.

1) Current tax

In accordance with the tax-consolidation system, the Parent Company calculates current taxes for the Parent Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Parent Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2) Deferred tax

Deferred tax is recognized using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(26)	Income taxes, Continued

2) Deferred tax, Continued

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(27)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(28)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not adopted the following new standards early in preparing the accompanying consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(28)	Standards issued but not yet effective, Continued

K-IFRS No. 1116 Leases

K-IFRS No. 1116, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116, replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No. 2104, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases - Incentives and K-IFRS No. 2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Group will assess at inception of a contract whether that contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. However, the Group can apply a practical expedient to grandfather their previous assessment of whether existing contracts are, or contain, leases.

A lessee recognizes a right-of-use asset representing its right to use the underlying assets and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases (lease term ends within 12 months at the commencement date of the lease) or leases of low-value items (assets with a value of KRW 6 million or less). As a practical expedient, a lessee can elect, by class of underlying asset, not to separate lease components from any associated non-lease components. A lessee that takes this election accounts for the lease component and the associated non-lease components as a single lease component.

A lessor’s accounting remains similar to current requirements, K-IFRS No. 1017 Leases.

1) A lessee’s accounting - application and financial impacts

A lessee is permitted to adopt the standard retrospectively according to K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors, (‘Full retrospective approach’) or to follow a modified retrospective approach in which the lessee recognizes the cumulative effect of initial application of the standard as an adjustment to equity at the date of initial application. (‘Modified retrospective approach’)

The Group plans to apply K-IFRS No.1116 initially on January 1, 2019 by using the modified retrospective approach. Therefore, the cumulative effect of adopting K-IFRS No.1116 will be recognized as an adjustment to the opening balance of retained earnings at January 1, 2019 with no restatement of comparative information.

The Group is assessing the financial impact of the adoption of K-IFRS No. 1116 on its consolidated financial statements. It is impractical to provide a reasonable estimate of the financial impact until the Group completes this analysis.

The Group plans to account for the lease component and the associated non-lease components as a single lease component applying the practical expedient. In addition, the Group plans to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.	Significant Accounting Policies, Continued

(28)	Standards issued but not yet effective Continued

K-IFRS No. 1116 Leases, Continued

1) A lessee’s accounting - application and financial impacts, Continued

According to the Group’s preliminary analysis of application of the K-IFRS 1116, right-of-use assets and lease liabilities are expected to increase as of January 1, 2019. Based on the preliminary assessment, the Group expects lease expenses to decrease and depreciation expenses of the right-of-use assets and interest expenses of lease liabilities to increase.

2) A lessor’s accounting - application and financial impacts

The Group expects that financial impact of the lessor accounting is not significant to the consolidated financial statements due to the lessor’s accounting remaining similar to current requirements, K-IFRS No. 1017, Leases.

5.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, which from 2018 include the Eleven Street Co., Ltd., the open marketplace platform; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the year ended December 31, 2018 is as follows:

(In millions of won)
	2018
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	13,961,762	3,973,533	674,359	1,198,865	19,808,519	(2,934,559)	16,873,960
Inter-segment revenue		1,582,865	1,040,935	56,280	254,479	2,934,559	(2,934,559)	—
External revenue		12,378,897	2,932,598	618,079	944,386	16,873,960	—	16,873,960
Depreciation and amortization		2,341,862	643,941	16,446	123,869	3,126,118	—	3,126,118
Operating profit (loss)		1,299,869	228,225	(67,757)	(258,577)	1,201,760	—	1,201,760
Finance income and costs, net								(128,797)
Gain relating to investments in subsidiaries, associates and joint ventures, net								3,270,912
Other non-operating income and expense, net								(367,909)
Profit before income tax								3,975,966

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

5.	Operating Segments, Continued

(2)	Segment information for the year ended December 31, 2017 is as follows:

(In millions of won)
	2017
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services(*)	Others(*)	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,873,543	3,586,887	684,762	1,195,977	20,341,169	(2,821,156)	17,520,013
Inter-segment revenue		1,611,408	862,736	37,662	309,350	2,821,156	(2,821,156)	—
External revenue		13,262,135	2,724,151	647,100	886,627	17,520,013	—	17,520,013
Depreciation and amortization		2,390,016	592,877	15,221	99,352	3,097,466	—	3,097,466
Operating profit (loss)		1,714,078	167,515	(153,946)	(191,021)	1,536,626	—	1,536,626
Finance income and costs, net								(67,055)
Gain relating to investments in subsidiaries, associates and joint ventures, net								2,245,732
Other non-operating income and expense, net								(312,054)
Profit before income tax								3,403,249

(*)

Segment information for the year ended December 31, 2017 was restated as Eleven Street Co., Ltd. was spun off from SK Planet Co., Ltd., and newly established during the year ended December 31, 2018, and is only included in the E-Commerce Services segment.

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2018 and 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

5.	Operating Segments, Continued

(3)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		2018		2017
Products transferred at a point in time:
Cellular revenue	Goods(*1)	~~W~~	1,215,886	1,213,314
Fixed-line telecommunication revenue	Goods		119,599	74,065
Other revenue	Goods		112,859	93,109
	Products		31,974	25,068

			1,480,318	1,405,556

Services transferred over time:
Cellular revenue	Wireless service(*2)		9,770,423	10,638,961
	Cellular interconnection		532,156	592,755
	Other(*3)		860,432	817,105
Fixed-line telecommunication revenue	Wireless service		291,028	308,051
	Cellular interconnection		95,742	116,069
	Internet Protocol Television(*4)		1,140,327	1,010,159
	International calls		80,415	89,412
	Internet service and miscellaneous(*5)		1,205,487	1,126,395
E-commerce services revenue	E-commerce service		618,079	647,100
Other revenue	Miscellaneous(*6)		799,553	768,450

			15,393,642	16,114,457

		~~W~~	16,873,960	17,520,013

(*1)	Cellular revenue includes revenue from sales of handsets and other electronic accessories.
(*2)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges to wireless subscribers.
(*3)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*4)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges to IPTV subscribers.
(*5)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges to subscribers as well as other miscellaneous services.
(*6)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software, and digital contents platform services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2018 and 2017 are summarized as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Short-term financial instruments(*)	~~W~~	79,511	89,850
Long-term financial instruments(*)		1,218	1,222

	~~W~~	80,729	91,072

(*)

Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2018, the funds cannot be withdrawn before maturity.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,268,680	(260,040)	2,008,640
Short-term loans		59,643	(549)	59,094
Accounts receivable – other(*)		1,006,183	(68,346)	937,837
Accrued income		6,232	(166)	6,066
Guarantee deposits (Other current assets)		2,714	—	2,714

		3,343,452	(329,101)	3,014,351
Non-current assets:
Long-term loans		75,860	(46,826)	29,034
Long-term accounts receivable – other(*)		274,053	—	274,053
Guarantee deposits		313,140	—	313,140
Long-term accounts receivable – trade (Other non-current assets)		11,410	(117)	11,293

		674,463	(46,943)	627,520

	~~W~~	4,017,915	(376,044)	3,641,871

(*)	Gross and carrying amounts of accounts receivable - other as of December 31, 2018 include ~~W~~489,617 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)	December 31, 2017
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,365,270	(239,263)	2,126,007
Short-term loans		63,380	(550)	62,830
Accounts receivable – other		1,336,247	(75,412)	1,260,835
Accrued income		3,979	—	3,979
Guarantee deposits (Other current assets)		3,927	—	3,927

		3,772,803	(315,225)	3,457,578
Non-current assets:
Long-term loans		97,635	(46,761)	50,874
Long-term accounts receivable – other		287,048	—	287,048
Guarantee deposits		292,590	—	292,590
Long-term accounts receivable – trade (Other non-current assets)		12,933	(185)	12,748

		690,206	(46,946)	643,260

	~~W~~	4,463,009	(362,171)	4,100,838

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs during the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Beginning balance		Impact of adopting K-IFRS No. 1109	Impairment	Write-offs (*)	Collection of receivables previously written-off	Business combination and others	Ending Balance
2018	~~W~~	239,448	12,950	38,211	(46,616)	13,455	2,709	260,157
2017		241,828	—	34,584	(52,897)	15,933	—	239,448

(*)	The Group writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as termination of operations or liquidation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

7.	Trade and Other Receivables, Continued

(3)

The Group applies the practical expedient that allows the Group to estimate the loss allowance for accounts receivables - trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Group uses its historical credit loss experience over the past three years and classified the accounts receivable - trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable - trade as of December 31, 2018 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 year ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate	~~W~~	2.70%	58.20%	74.10%	86.36%
	Gross amount		1,135,441	48,796	125,181	31,547
	Loss allowance		30,628	28,401	92,753	27,244

Other revenue	Expected credit loss rate		1.18%	35.47%	40.03%	68.44%
	Gross amount		817,201	9,126	31,345	81,453
	Loss allowance		9,603	3,237	12,546	55,745

As the Group is a wireless and fixed-line telecommunications service provider, the Group’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Group transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Group was not exposed to significant credit concentration risk as the Group regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

8.	Prepaid expenses

As discussed in note 3, the Group adopted K-IFRS No. 1115, Revenue from Contracts with Customers, during the year beginning January 1, 2018. The Group pays commissions to its retail stores and authorized dealers for wireless and fixed-line telecommunications services and for each service contract and installation contract secured. The Group capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses, which the Group previously expensed. These prepaid expenses are amortized on a straight-line basis over the periods that the Group expects to maintain its customers based on the Group’s historical subscriber churn rate.

(1)	Details of prepaid expenses as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,577,992	—
Others		191,567	197,046

		1,769,559	197,046

Non-current assets:
Incremental costs of obtaining contracts		799,607	—
Others		95,665	90,834

	~~W~~	895,272	90,834

(2)	Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets as of December 31, 2018 and the related amortization recognized as commissions during the year ended December 31, 2018 are as follows:

(In millions of won)
2018
Amortization recognized as commissions	~~W~~	2,002,460

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

9.	Contract assets and liabilities

As discussed in note 3, the Group adopted K-IFRS No. 1115, Revenue from Contracts with Customers, during the year beginning January 1, 2018. In case of providing both wireless telecommunication services and sales of mobile devices, the Group allocated the consideration based on relative stand-alone selling prices and recognizes uninvoiced receivables from handset sales as contract assets. The Group recognized contract liabilities for receipts in advance for telecommunications service and for unearned revenue for customer loyalty program.

Details of contract assets and liabilities as of December 31, 2018 and January 1, 2018 are as follows:

(In millions of won)
	December 31, 2018		January 1, 2018
Contract assets:
Allocation of consideration between performance obligations	~~W~~	133,893	143,053
Contract liabilities:
Wireless service contracts		18,425	16,624
Customer loyalty programs		17,113	10,739
Fixed-line service contracts		57,327	47,125
Commerce services		10	10
Security services (note 12)		38,109	—
Others		52,829	58,886

	~~W~~	183,813	133,384

The amount of revenue recognized during the year ended December 31, 2018 related to the contract liabilities carried forward from the prior period and the performance obligations satisfied in the prior reporting period is ~~W~~52,746 million.

10.	Inventories

(1)	Details of inventories as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018				December 31, 2017
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	~~W~~	268,366	(8,842)	259,524	251,463	(7,488)	243,975
Finished goods		1,260	(251)	1,009	1,889	(557)	1,332
Work in process		3,985	(338)	3,647	1,906	(956)	950
Raw materials		11,729	(2,706)	9,023	10,426	(3,249)	7,177
Supplies		14,850	—	14,850	18,969	—	18,969

	~~W~~	300,190	(12,137)	288,053	284,653	(12,250)	272,403

(2)

Inventories recognized as operating expenses during the years ended December 31, 2018 and 2017 are ~~W~~1,411,986 million and ~~W~~1,498,087 million, respectively, which are included in the cost of products that have been resold. In addition, valuation loss on inventories amounts to ~~W~~110 million during the year ended December 31, 2018. Write-downs included in other operating expenses during the years ended December 31, 2018 and 2017 are ~~W~~778 million and ~~W~~433 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

11.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Category	December 31, 2018		December 31, 2017
Beneficiary certificates	Available-for-sale financial assets	~~W~~	—	144,386
	FVTPL		195,080	—

		~~W~~	195,080	144,386

(2)	Details of long-term investment securities as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Category	December 31, 2018		December 31, 2017
Equity instruments	Available-for-sale financial assets	~~W~~	—	867,079
	FVOCI(*1,2)		542,496	—

			542,496	867,079
Debt instruments	Available-for-sale financial assets		—	19,928
	FVOCI		2,147	—
	FVTPL(*2)		120,083	—

			122,230	19,928

		~~W~~	664,726	887,007

(*1)

The Group designated ~~W~~542,496 million of investments in equity instruments that are not held for trading as financial assets at FVOCI. During the year ended December 31, 2018, the Group disposed of 3,520,964 common shares issued by KB Financial Group Inc. in exchange for ~~W~~179,569 million in cash.

(*2)

During the year ended December 31, 2018, the Group disposed 200,000 shares of the redeemable convertible preference shares issued by KRAFTON Co., Ltd. (formerly, Bluehole Inc.) in exchange for ~~W~~130,000 million in cash, and recognized ~~W~~58,000 million of gain on disposal. In addition, the Group acquired 460,000 of common shares by exercising the conversion right and recognized ~~W~~138,000 million of financial asset at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Business Combinations

(1)	2018

1)	Acquisition of id Quantique SA by the Parent Company

As of April 30, 2018, the Parent Company acquired additional 41,157,506 shares in exchange of ~~W~~55,249 million in cash, which resulted in the Parent Company obtaining control over id Quantique SA with 44,157,506 shares and 58.1% ownership of the outstanding shares, in aggregate. Taking control of id Quantique SA will enable the Parent Company to increase its corporate value as the leading mobile telecommunication operator in Korea and to generate profit in overseas markets by utilizing quantum cryptographic technologies.

In addition, the Parent Company acquired additional 16,666,666 shares in exchange for assets amounting to ~~W~~5,672 million resulting in the increase of the ownership to 65.6%.

id Quantique SA has recognized ~~W~~9,935 million in revenue and ~~W~~5,220 million in net losses since the Group obtained control.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	id Quantique SA
Location	3, CHEMIN DE LA MARBRERIE, 1227 CAROUGE, SWITZERLAND
CEO	Gregoire Ribordy
Industry	Quantum information and communications industry

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Business Combinations, Continued

(1)	2018, Continued

1)	Acquisition of id Quantique SA by the Parent Company, Continued

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	55,249
Existing shares(financial assets at FVOCI) at fair value		3,965

		59,214
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalent		1,538
Trade and other receivables		13,609
Inventories		2,003
Property and equipment		415
Intangible assets		7,566
Other assets		447
Trade and other payables		(1,569)
Other liabilities		(2,880)

		21,129
III. Non-controlling interests:		9,290

IV. Goodwill(I - II+III)	~~W~~	47,375

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Business Combinations, Continued

(1)	2018, Continued

2)	Acquisition of Life & Security Holdings Co., Ltd. by the Parent Company

As of October 1, 2018, the Parent Company obtained control by acquiring 55% ownership of Life & Security Holdings Co., Ltd which owns 100% ownership of ADT CAPS Co., Ltd. in order to strengthen the security business and expand residential customer base. The consideration for the business combination was ~~W~~696,665 million in cash, and the difference between the fair value of net assets acquired and the consideration paid amounting to ~~W~~1,155,037 million was recognized as goodwill. Subsequent to the acquisition, Life & Security Holdings Co., Ltd. recognized revenue of ~~W~~197,487 million, and net profit of ~~W~~6,038 million. In addition, assuming that the business combination occurred at the beginning of the reporting period, the Group would have additionally recognized revenue of ~~W~~763,375 million, and net loss of ~~W~~19,548 million.

(i)	Summary of the acquiree

Information of Acquiree
Corporate name	Life & Security Holdings Co., Ltd.
Location	323, Incheon tower-daero, Yeonsu-gu, Incheon, Korea
CEO	Yoo, Yeongsang
Industry	Holding company of subsidiaries where security business as their primary business

(ii)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations transferred:
Cash and cash equivalents	~~W~~	696,665
II. Fair value of identifiable assets acquired and liabilities assumed:
Cash and cash equivalent		101,896
Trade and other receivables		40,241
Inventories		2,440
Property and equipment		427,752
Intangible assets		1,019,503
Other assets		3,956
Trade and other payables		(296,660)
Borrowings		(1,744,839)
Deferred tax liabilities		(229,207)
Other liabilities		(158,042)

		(832,960)
III. Non-controlling interests:		(374,588)

IV. Goodwill(I - II+III)	~~W~~	1,155,037

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Business Combinations, Continued

(1)	2018, Continued

3)	Business combination under common control: Acquisition of SK Infosec Co., Ltd.

The Group acquired 100% ownership of SK Infosec Co., Ltd. from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company, in order to create synergy in the security business and increase corporate value. As this transaction is a business combination under common control, the acquired assets and liabilities were recognized at the carrying amounts in the ultimate controlling entity’s consolidated financial statements. Considerations paid and assets and liabilities recognized at the acquisition date are as follows:

(In millions of won)
	Amount
I. Considerations paid:
Treasury shares of the Parent Company(*)	~~W~~	281,151
II. Assets and liabilities acquired:
Cash and cash equivalent		30,762
Trade and other receivables		62,448
Inventories		1,293
Property and equipment		8,047
Intangible assets		5,528
Other assets		79,951
Trade and other payables		(38,431)
Other liabilities		(20,003)

		129,595

III. Deduction of capital surplus and others (I - II)	~~W~~	151,556

(*)	The Parent Company provided 1,260,668 shares of its treasury shares as considerations, and the fair value of the considerations was ~~W~~335,338 million at the transfer date.

In addition, assuming that the business combination occurred at the beginning of the reporting period, the Group would have additionally recognized revenue of ~~W~~172,905 million, and net profit of ~~W~~19,512 million.

4)	Business combination under common control: Acquisition of Device business unit by SK Telink Co., Ltd.

During the year ended December 31, 2018, SK Telink Co., Ltd., the subsidiary owned by the Parent Company, acquired a device business in exchange of ~~W~~4,450 million in cash from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company. As this transaction is a business combination under common control, the difference between the consideration and carrying amount of net assets amounting to ~~W~~1,018 million was recognized as capital surplus and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Business Combinations, Continued

(2)	2017

1)	Acquisition of S.M. LIFE DESIGN COMPANY JAPAN INC. by IRIVER LIMITED

On September 1, 2017, IRIVER LIMITED, a subsidiary of the Parent Company, acquired all of the S.M. LIFE DESIGN COMPANY JAPAN INC.’s shares from S.M. ENTERTAINMENT JAPAN, Inc. in order to enter overseas business and enhance its competitiveness. The consideration was ~~W~~30,000 in cash, and the difference between the fair value of net assets acquired and the consideration paid amounting to ~~W~~21,748 million was recognized as goodwill. Subsequent to the acquisition, S.M. LIFE DESIGN COMPANY JAPAN INC. recognized revenue of ~~W~~6,365 million, which resulted in the net profit of ~~W~~1,244 million in 2017.

2)	Merger of SM mobile communications Co., Ltd. by IRIVER LIMITED

On October 1, 2017, IRIVER LIMITED merged SM mobile communications Co., Ltd. in order to enter contents business and enhance competitiveness of its device business. As a result of merger, IRIVER LIMITED obtained controls over S.M. Mobile Communications JAPAN Inc. which was wholly owned by SM mobile communications Co., Ltd. The consideration transferred was measured at the fair value of the shares transferred based on the merger ratio set on October 1, 2017. The Group recognized the difference between the fair value of net assets acquired and the consideration paid amounting to ~~W~~13,473 million as goodwill. Subsequent to the consummation of the merger, S.M. Mobile Communications JAPAN Inc. recognized no revenue with ~~W~~103 million of net loss in 2017.

3)	Considerations transferred, identifiable assets acquired and liabilities assumed at the acquisition date are as follows:

(In millions of won)
	S.M. LIFE DESIGN COMPANY JAPAN INC.		S.M. Mobile Communications JAPAN Inc.
Considerations paid:
Cash and cash equivalents	~~W~~	30,000	—
Shares of IRIVER LIMITED		—	24,650
Assets and liabilities acquired:
Cash and cash equivalents	~~W~~	3,434	4,112
Trade and other receivables		1,471	237
Inventories		1,879	—
Property and equipment		4	311
Intangible assets		6,677	7,445
Other assets		—	41
Trade and other payables		(2,563)	(815)
Deferred tax liabilities		(2,324)	—
Other liabilities		(326)	(154)

Net assets	~~W~~	8,252	11,177

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2018 and 2017 are as follows:

(In millions of won)		December 31, 2018			December 31, 2017
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	551,548	27.3	~~W~~	526,099
Korea IT Fund(*1)	Korea	63.3		281,684	63.3		257,003
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		288,457	15.0		280,988
NanoEnTek, Inc.	Korea	28.9		40,974	28.5		38,718
SK Technology Innovation Company	Cayman Islands	49.0		42,469	49.0		42,511
HappyNarae Co., Ltd. (*3)	Korea	—		—	45.0		21,873
SK hynix Inc.	Korea	20.1		11,208,315	20.1		8,130,000
SK MENA Investment B.V.	Netherlands	32.1		14,420	32.1		13,853
S.M. Culture & Contents Co., Ltd.	Korea	23.4		63,801	23.4		64,966
Xian Tianlong Science and Technology Co., Ltd.(*3)	China	—		—	49.0		25,891
Hello Nature Ltd.(*4)	Korea	49.9		28,549	—		—
12CM Japan, Inc.(*5)	Japan	28.2		7,734	—		—
MAKEUS Corp.(*2,5)	Korea	8.9		9,193	—		—
SK South East Asia Investment Pte. Ltd.(*5)	Singapore	20.0		111,000	—		—
Pacific Telecom Inc.(*2,5)	USA	15.0		37,075	—		—
Health Connect Co., Ltd. and others	—	—		106,394	—		96,479

Sub-total				12,791,613			9,498,381

Investments in joint ventures:
Dogus Planet, Inc.(*6)	Turkey	50.0		12,487	50.0		13,991
Finnq Co. Ltd.(*6)	Korea	49.0		7,671	49.0		16,474
12CM GLOBAL PTE. LTD. (*3)	Singapore	—		—	62.7		9,592
Celcom Planet(*6,7)	Malaysia	44.7		—	49.5		—

Sub-total				20,158			40,057

Total			~~W~~	12,811,771		~~W~~	9,538,438

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2018 and 2017 are as follows, Continued:

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over the investee under the contractual agreement.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.

(*3)	During the year ended December 31, 2018, the Group disposed of the entire shares.
(*4)

During the year ended December 31, 2018, Hello Nature Ltd. increased capital by allocation to third parties, which decreased the Parent Company’s ownership to 49.9% and was reclassified into the associate from the subsidiary due to the loss of the control. In addition, the Group has obligation for additional investments up to ~~W~~20,000 million according to the agreement with the shareholders.

(*5)	These investments are newly acquired during the year ended December 31, 2018.
(*6)	These investments were classified as investment in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.
(*7)	During the year ended December 31, 2018, the Group invested ~~W~~12,932 million by purchasing newly issued stocks, and the entire amount of this investment was recognized as equity losses.

(2)	The market value of investments in listed associates as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018				December 31, 2017
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	4,235	7,600,649	32,189	5,950	6,960,445	41,415
SK hynix Inc.		60,500	146,100,000	8,839,050	76,500	146,100,000	11,176,650
S.M.Culture & Contents Co.,Ltd.		2,020	22,033,898	44,508	2,700	22,033,898	59,492

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of significant associates as of and for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of December 31, 2018
Current assets	~~W~~	19,894,146	7,781,888	118,024	677,686
Non-current assets		43,764,189	202,251	326,740	1,221,736
Current liabilities		13,031,852	1,122,538	—	71,396
Non-current liabilities		3,774,152	5,286,179	—	117,094

	2018
Revenue		40,445,066	1,642,133	57,430	117,132
Profit for the year		15,539,984	106,675	45,110	30,274
Other comprehensive loss		(67,219)	(4,344)	(13,422)	(16,149)
Total comprehensive income		15,472,765	102,331	31,688	14,125

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of December 31, 2017
Current assets	~~W~~	17,310,444	7,339,492	144,874	729,872
Non-current assets		28,108,020	220,258	260,920	1,031,647
Current liabilities		8,116,133	1,181,746	—	81,161
Non-current liabilities		3,481,412	4,861,842	—	64,717

	2017
Revenue		30,109,434	1,519,607	11,743	69,420
Profit for the year		10,642,219	106,352	1,916	11,492
Other comprehensive income (loss)		(422,042)	(984)	4,108	27,190
Total comprehensive income		10,220,177	105,368	6,024	38,682

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2018
Current assets	~~W~~	43,127	11,985
Cash and cash equivalents		42,416	10,434
Non-current assets		20,239	15,435
Current liabilities		37,105	5,070
Accounts payable, other payables and provision		28,432	87
Non-current liabilities		1,287	7,579

	2018
Revenue		99,770	232
Depreciation and amortization		(5,427)	(3,490)
Interest income		1,635	5
Interest expense		—	(301)
Profit (Loss) for the year		642	(17,995)
Total comprehensive income (loss)		642	(18,166)

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2017
Current assets	~~W~~	39,656	32,232
Cash and cash equivalents		25,818	4,590
Non-current assets		21,159	15,610
Current liabilities		32,622	5,685
Accounts payable, other payables and provision		2,743	2,290
Non-current liabilities		212	13,862

	2017
Revenue		82,791	—
Depreciation and amortization		(6,152)	(1,077)
Interest income		781	532
Interest expense		(4)	(276)
Loss for the year		(4,535)	(15,699)
Total comprehensive loss		(4,535)	(15,699)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	46,843,742	20.1	10,005,624	1,202,691	11,208,315
KEB HanaCard Co., Ltd.		1,575,422	15.0	236,313	52,144	288,457
Korea IT Fund		444,764	63.3	281,684	—	281,684
SK China Company Ltd.(*1)		1,708,612	27.3	465,959	85,589	551,548

(In millions of won)
	December 31, 2017
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	33,814,467	20.1	6,997,560	1,132,440	8,130,000
KEB HanaCard Co., Ltd.		1,516,162	15.0	227,424	53,564	280,988
Korea IT Fund		405,794	63.3	257,003	—	257,003
SK China Company Ltd.(*1)		1,612,899	27.3	439,857	86,242	526,099

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest changed from 20.69% to 21.36% due to the investee company’s acquisition of treasury shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	526,099	—	7,618	17,831	—	551,548
Korea IT Fund (*)		257,003	—	38,099	(9,919)	(3,499)	281,684
KEB HanaCard Co., Ltd.		280,988	—	14,581	(7,112)	—	288,457
NanoEnTek, Inc.		38,718	3,180	(116)	(808)	—	40,974
SK Technology Innovation Company		42,511	—	(1,880)	1,838	—	42,469
HappyNarae Co., Ltd.		21,873	(29,325)	7,479	(27)	—	—
SK hynix Inc.(*)		8,130,000	—	3,238,054	(13,639)	(146,100)	11,208,315
SK MENA Investment B.V.		13,853	—	(24)	591	—	14,420
S.M.Culture & Contents Co., Ltd.		64,966	—	(909)	(256)	—	63,801
Xian Tianlong Science and Technology Co., Ltd.		25,891	(25,553)	(338)	—	—	—
Hello Nature Ltd.		—	—	(959)	—	29,508	28,549
12CM Japan, Inc.		—	7,697	(43)	80	—	7,734
MAKEUS Corp.		—	9,773	(574)	—	(6)	9,193
SK South East Asia Investment Pte. Ltd.		—	111,000	—	—	—	111,000
Pacific Telecom Inc.		—	36,487	473	115	—	37,075
Health Connect Co., Ltd. and others (*)		96,479	22,902	(6,474)	197	(6,710)	106,394

Sub-total		9,498,381	136,161	3,294,987	(11,109)	(126,807)	12,791,613
Investments in joint ventures:
Dogus Planet, Inc.		13,991	1,537	563	(3,604)	—	12,487
Finnq Co., Ltd.		16,474	—	(8,728)	(75)	—	7,671
12CM GLOBAL PTE. LTD.		9,592	(9,631)	42	(3)	—	—
Celcom Planet		—	12,932	(12,932)	—	—	—

Sub-total		40,057	4,838	(21,055)	(3,682)	—	20,158

Total	~~W~~	9,538,438	140,999	3,273,932	(14,791)	(126,807)	12,811,771

(*)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)	2017
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.(*1)	~~W~~	46,354	113,803	2,707	(36,783)	—	400,018	526,099
Korea IT Fund(*2)		263,850	—	(8,815)	3,371	—	(1,403)	257,003
KEB HanaCard Co., Ltd.		265,798	—	15,494	(304)	—	—	280,988
NanoEnTek, Inc.		39,514	—	(733)	(63)	—	—	38,718
SK Industrial Development China Co., Ltd.(*1)		74,717	—	5,154	(1,092)	—	(78,779)	—
SK Technology Innovation Company		47,488	—	433	(5,410)	—	—	42,511
HappyNarae Co., Ltd.		17,236	688	3,929	20	—	—	21,873
SK hynix Inc.(*2)		6,132,122	—	2,175,887	(90,349)	—	(87,660)	8,130,000
SK MENA Investment B.V.		15,451	—	131	(1,729)	—	—	13,853
SKY Property Mgmt. Ltd. (*1)		263,225	—	2,362	1,141	—	(266,728)	—
S.M. Culture & Contents Co., Ltd.		—	65,341	(375)	—	—	—	64,966
Xian Tianlong Science and Technology Co., Ltd.		25,880	—	11	—	—	—	25,891
Health Connect Co., Ltd. and others (*2)		115,181	(1,306)	(6,924)	(2,723)	(1,311)	(6,438)	96,479

Sub-total		7,306,816	178,526	2,189,261	(133,921)	(1,311)	(40,990)	9,498,381

Investments in joint ventures
Dogus Planet, Inc.		20,081	2,162	(2,267)	(5,985)	—	—	13,991
PT XL Planet Digital(*3)		27,512	(18,864)	(8,648)	—	—	—	—
Finnq Co., Ltd		24,174	—	(7,691)	(9)	—	—	16,474
Celcom Planet and others		25,740	—	(6,228)	(833)	—	(9,087)	9,592

Sub-total		97,507	(16,702)	(24,834)	(6,827)	—	(9,087)	40,057

Total	~~W~~	7,404,323	161,824	2,164,427	(140,748)	(1,311)	(50,077)	9,538,438

(*1)	Other increase (decrease) is due to merger of SK China Company Ltd., SK Industrial Development China Co., Ltd. and SKY Property Mgmt. Ltd.
(*2)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2017.
(*3)	During the year ended December 31, 2017, the Group disposed the shares of PT XL Planet Digital and recognized loss on disposal of ~~W~~27,900 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Investments in Associates and Joint Ventures, Continued

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2018 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	2018		Cumulative loss	2018	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	4,434	6,534	—	—
Daehan Kanggun BcN Co., Ltd. and others		10,094	15,410	—	365

	~~W~~	14,528	21,944	—	365

14.	Property and Equipment

(1)	Property and equipment as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	938,344	—	—	938,344
Buildings		1,670,486	(807,192)	—	863,294
Structures		883,032	(525,537)	(1,456)	356,039
Machinery		32,096,543	(24,922,091)	(27,728)	7,146,724
Other		2,182,960	(1,331,971)	(2,393)	848,596
Construction in progress		565,357	—	—	565,357

	~~W~~	38,336,722	(27,586,791)	(31,577)	10,718,354

(In millions of won)	December 31, 2017
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	862,861	—	—	862,861
Buildings		1,638,749	(756,099)	—	882,650
Structures		866,909	(488,334)	—	378,575
Machinery		30,343,739	(23,262,762)	(1,179)	7,079,798
Other		1,722,441	(1,188,893)	(2,491)	531,057
Construction in progress		409,941	—	—	409,941

	~~W~~	35,844,640	(25,696,088)	(3,670)	10,144,882

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

14.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impair- ment(*1)	Business Combinations(*2)	Disposal of subsidiaries	Ending balance
Land	~~W~~	862,861	4,734	(7,151)	15,062	—	—	62,838	—	938,344
Buildings		882,650	5,858	(4,313)	25,249	(52,153)	—	6,003	—	863,294
Structures		378,575	9,188	(36)	5,859	(36,091)	(1,456)	—	—	356,039
Machinery		7,079,798	806,520	(74,465)	1,347,320	(2,214,957)	(27,264)	229,772	—	7,146,724
Other		531,057	892,103	(7,408)	(539,068)	(148,223)	—	123,214	(3,079)	848,596
Construction in progress		409,941	1,223,410	(3,906)	(1,078,539)	—	—	14,451	—	565,357

	~~W~~	10,144,882	2,941,813	(97,279)	(224,117)	(2,451,424)	(28,720)	436,278	(3,079)	10,718,354

(*1)	The Group recognized impairment losses for obsolete assets during the year ended December 31, 2018.
(*2)	Includes assets from the acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd.

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer	Depreci- ation	Impair- ment	Business Combination	Other	Ending balance
Land	~~W~~	835,909	13,093	(4,449)	18,308	—	—	—	—	862,861
Buildings		899,972	5,098	(477)	29,614	(51,557)	—	—	—	882,650
Structures		358,955	46,614	(74)	8,386	(35,306)	—	—	—	378,575
Machinery		7,036,050	656,731	(41,692)	1,644,045	(2,214,524)	(778)	—	(34)	7,079,798
Other		563,034	720,431	(9,252)	(597,404)	(143,261)	(2,234)	315	(572)	531,057
Construction in progress		680,292	1,317,389	(4,172)	(1,583,560)	—	—	—	(8)	409,941

	~~W~~	10,374,212	2,759,356	(60,116)	(480,611)	(2,444,648)	(3,012)	315	(614)	10,144,882

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

15.	Goodwill

(1)	Goodwill as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Goodwill related to acquisition of Life & Security Holdings Co., Ltd.		1,155,037	—
Other goodwill		118,847	250,338

	~~W~~	2,938,563	1,915,017

(2)	Details of the impairment testing of Goodwill as of December 31, 2018 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): Cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): Fixed-line telecommunication services;

•	goodwill related to Life & Security Holdings Co., Ltd.: Security services; and

•	other goodwill: e-commerce, Security services, and other.

(*1)	Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.1% (6.6% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.4% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.2% (5.1% in prior year) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

15.	Goodwill, Continued

(3)	Details of the changes in goodwill for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Beginning balance	~~W~~	1,915,017	1,932,452
Acquisition		1,206,702	35,221
Disposal		(807)	—
Impairment loss (*1,2)		(166,838)	(33,441)
Other		(15,511)	(19,215)

	~~W~~ 2,938,563		1,915,017

(*1)

The Group classified shopkick, Inc. as a single CGU and determined the recoverable amount based on fair value less cost of disposal which is estimated based on a third party’s asking price. This fair value is classified as level 3 in the fair value hierarchy based on the inputs used in the valuation techniques. The Group recognized ~~W~~153,367 million and ~~W~~52,373 million of impairment losses for goodwill and intangible assets, respectively.

(*2)	Digital contents service related goodwill of IRIVER LIMITED

The recoverable amount of the CGU was measured based on the value estimated on the present value of the future cash flows for the next five years discounted by 14.4% per annum. The cash flows expected to occur in the period exceeding five years were assumed to increase by 0.0% based on the characteristics of the business unit and of the industry it belongs to. As a result of the impairment test, the carrying value of the CGU exceeds the recoverable amount, thus the Group recognized ~~W~~13,471 million of impairment loss.

As of December 31, 2018 and 2017, accumulated impairment losses are ~~W~~217,548 million and ~~W~~50,710 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

16.	Intangible Assets

(1)	Intangible assets as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	6,210,882	(3,070,904)	—	3,139,978
Land usage rights		65,974	(55,463)	—	10,511
Industrial rights		163,983	(50,640)	(29,716)	83,627
Development costs		54,941	(44,304)	(1,647)	8,990
Facility usage rights		155,470	(124,443)	—	31,027
Customer relations		643,421	(18,330)	—	625,091
Club memberships(*1)		114,650	—	(34,175)	80,475
Other(*2)		4,630,473	(3,058,022)	(38,640)	1,533,811

	~~W~~	12,039,794	(6,422,106)	(104,178)	5,513,510

(In millions of won)	December 31, 2017
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,667,015)	—	2,176,940
Land usage rights		65,841	(50,091)	—	15,750
Industrial rights		166,082	(54,735)	—	111,347
Development costs		140,460	(134,828)	(1,529)	4,103
Facility usage rights		153,438	(116,987)	—	36,451
Customer relations		20,796	(16,761)	—	4,035
Club memberships(*1)		108,382	—	(34,768)	73,614
Other(*2)		3,911,749	(2,733,485)	(13,539)	1,164,725

	~~W~~	9,410,703	(5,773,902)	(49,836)	3,586,965

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)

Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated, and the Group is given rights-to-use for a definite number of years in return.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

16.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza-tion	Impairment (*1)	Business combinations (*2)	Ending balance
Frequency usage rights	~~W~~	2,176,940	1,366,926	—	—	(403,888)	—	—	3,139,978
Land usage rights		15,750	2,918	(1,142)	406	(7,421)	—	—	10,511
Industrial rights		111,347	6,694	(1,598)	5,254	(7,418)	(30,748)	96	83,627
Development costs		4,103	4,250	—	(6)	(1,866)	(118)	2,627	8,990
Facility usage rights		36,451	2,223	(39)	101	(7,709)	—	—	31,027
Customer relations		4,035	213	—	149	(9,541)	—	630,235	625,091
Club memberships		73,614	6,719	(2,950)	(7)	—	(173)	3,272	80,475
Other		1,164,725	126,164	(9,181)	277,504	(395,072)	(29,242)	398,913	1,533,811

	~~W~~	3,586,965	1,516,107	(14,910)	283,401	(832,915)	(60,281)	1,035,143	5,513,510

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~60,281 million as impairment loss for the year ended December 31, 2018.
(*2)

Includes assets from the Parent Company’s acquisitions of id Quantique SA, Life & Security Holdings Co., Ltd. and SK Infosec Co., Ltd. and ~~W~~374,096 million of brand determined to have indefinite useful lives acquired from the acquisition of Life & Security Holdings is included in other.

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza -tion	Impair -ment (*1)	Business combina- tions(*2)	Others	Ending balance
Frequency usage rights	~~W~~	2,580,828	—	—	—	(403,888)	—	—	—	2,176,940
Land usage rights		20,834	3,689	(972)	200	(8,001)	—	—	—	15,750
Industrial rights		121,200	2,677	(28)	(5,635)	(6,870)	—	4	(1)	111,347
Development costs		4,871	3,813	(9)	(793)	(2,660)	(1,119)	—	—	4,103
Facility usage rights		41,788	2,805	(36)	129	(8,235)	—	—	—	36,451
Customer relations		6,652	1,054	—	—	(3,671)	—	—	—	4,035
Club memberships		74,039	5,023	(3,452)	122	—	(769)	—	(1,349)	73,614
Other		926,142	127,396	(19,698)	503,277	(369,546)	(16,605)	14,118	(359)	1,164,725

	~~W~~	3,776,354	146,457	(24,195)	497,300	(802,871)	(18,493)	14,122	(1,709)	3,586,965

(*1)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets amounting to ~~W~~18,493 million as impairment loss for the year ended December 31, 2017.
(*2)	Includes intangible assets acquired as a result of IRIVER LIMINTED’s purchase and merge of S.M. LIFE DESIGN COMPANY INC. and SM mobile communications Co., Ltd. during the year ended December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

16.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Research and development costs expensed as incurred	~~W~~	387,675	395,276

(4)	Details of frequency usage rights as of December 31, 2018 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	101,969	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		376,860	LTE service	Sept. 2013	Dec. 2021
2.6GHz license		971,350	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		322,873	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5GHz license(*)		1,164,243	5G service	—	Nov. 2028
28GHz license(*)		202,683	5G service	—	Nov. 2023

	~~W~~ 3,139,978

(*)

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology (ICT) and was assigned the 3.5GHz and 28GHz bands of frequency licenses during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group recognized these frequency licenses as intangible assets at the date of initial lump sum payment and starts amortization when the bands of frequency are in the condition necessary for them to be capable of operating in the manner intended by management.

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2018		December 31, 2017
Short-term borrowings	Shinhan Bank	3.19	~~W~~	30,000	30,000
	Shinhan Bank	2.27		30,000	—
	Shinhan Bank	3.75		15,000	—
	KEB Hana Bank	3.95		5,000	—
Commercial paper	KEB Hana Bank	1.67		—	50,000
Bank overdraft	KEB Hana Bank	3.17		—	30,000
	Shinhan Bank	3.38		—	20,000

			~~W~~	80,000	130,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

17.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2018 and 2017 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2018		December 31, 2017
Korea Development Bank	3.20	Mar. 31, 2020	~~W~~	—	30,000
KEB Hana Bank	3.51	Feb. 28, 2019		40,000	40,000
Kookmin Bank	1.95	Mar. 15, 2018		—	717
Korea Development Bank	2.20	Jul. 30, 2019		9,750	22,750
Korea Development Bank	2.20	Jul. 30, 2019		2,500	5,833
Korea Development Bank	2.32	Dec. 20, 2021		36,750	49,000
Korea Development Bank	2.78	Dec. 21, 2022		50,000	50,000
Credit Agricole CIB	2.72	Dec. 14, 2023		50,000	—
Export Kreditnamnden(*)	1.70	Apr. 29, 2022		45,007 (USD 40,253)	55,471 (USD 51,775)
Shinhan Bank and others	4.21	Sept. 30, 2023		1,750,000	—
Shinhan Bank and others	7.20	Sept. 30, 2023		150,000	—

Sub-total				2,134,007	253,771
Less present value discount				(29,011)	(954)

				2,104,996	252,817
Less current installments				(89,631)	(41,331)

			~~W~~	2,015,365	211,486

(*)	The long-term borrowings are to be repaid by installments on an annual basis until 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2018 and 2017 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2018		December 31, 2017
Unsecured corporate bonds	Other fund	2018	5.00	~~W~~	—	200,000
Unsecured corporate bonds	Operating fund	2021	4.22		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured corporate bonds		2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		50,000	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		61,813	60,278
Unsecured corporate bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2018	1.89		—	90,000
Unsecured corporate bonds		2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2018	2.07		—	80,000
Unsecured corporate bonds		2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65		70,000	70,000
Unsecured corporate bonds		2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2019	1.62		50,000	50,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		60,000	60,000
Unsecured corporate bonds		2022	2.17		120,000	120,000
Unsecured corporate bonds		2027	2.55		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39		100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	100,000
Unsecured corporate bonds		2021	2.57		110,000	—
Unsecured corporate bonds		2023	2.81		100,000	—
Unsecured corporate bonds		2028	3.00		200,000	—
Unsecured corporate bonds		2038	3.02		90,000	—
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10		100,000	—
Unsecured corporate bonds		2023	2.33		150,000	—
Unsecured corporate bonds		2038	2.44		50,000	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2018		December 31, 2017
Unsecured corporate bonds(*2)	Operating fund	2019	3.49	~~W~~	210,000	210,000
Unsecured corporate bonds(*2)		2019	2.76		130,000	130,000
Unsecured corporate bonds(*2)		2018	2.23		—	50,000
Unsecured corporate bonds(*2)		2020	2.49		160,000	160,000
Unsecured corporate bonds(*2)		2020	2.43		140,000	140,000
Unsecured corporate bonds(*2)		2020	2.18		130,000	130,000
Unsecured corporate bonds(*2)		2019	1.58		50,000	50,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2021	1.77		120,000	120,000
Unsecured corporate bonds(*2)	Operating fund	2022	2.26		150,000	150,000
Unsecured corporate bonds(*2)	Refinance fund	2022	2.34		30,000	30,000
Unsecured corporate bonds(*2)	Operating and refinancing fund	2022	2.70		140,000	140,000
Unsecured corporate bonds(*2)		2021	2.59		70,000	—
Unsecured corporate bonds(*2)		2023	2.93		80,000	—
Convertible bonds(*3)	Operating fund	2019	1.00		5,479	5,558
Unsecured global bonds	Operating fund	2027	6.63		447,240 (USD 400,000)	428,560 (USD 400,000)
Unsecured global bonds		2018	2.13		—	749,980 (USD 700,000)
Unsecured global bonds		2023	3.75		559,050 (USD 500,000)	—
Unsecured global bonds(*2)	Refinancing fund	2023	3.88		335,430 (USD 300,000)	—
Unsecured global bonds(*2)	Operating fund	2018	2.88		—	321,420 (USD 300,000)
Floating rate notes(*4)	Operating fund	2020	3M LIBOR + 0.88		335,430 (USD 300,000)	321,420 (USD 300,000)

Sub-total					7,494,442	7,107,216
Less discounts on bonds					(27,590)	(21,029)

					7,466,852	7,086,187
Less current installments of bonds					(894,641)	(1,489,617)

				~~W~~	6,572,211	5,596,570

(*1)

The Group eliminated measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~11,813 million as of December 31, 2018.

(*2)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd.
(*3)	Convertible bonds were issued by IRIVER LIMITED.
(*4)	As of December 31, 2018, 3M LIBOR rate is 2.80%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

18.	Long-term Payables - other

(1)	Long-term payables – other as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Payables related to acquisition of frequency usage rights	~~W~~	1,939,082	1,328,630
Other(*)		29,702	18,133

	~~W~~	1,968,784	1,346,763

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of December 31, 2018 and 2017, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 16):

(In millions of won)
	December 31, 2018		December 31, 2017
Long-term payables - other	~~W~~	2,476,738	1,710,255
Present value discount on long-term payables – other		(113,772)	(79,874)
Current installments of long-term payables – other		(423,884)	(301,751)

Carrying amount at December 31	~~W~~	1,939,082	1,328,630

(3)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2018 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		850,699
3~5 years		444,480
More than 5 years		756,210

	~~W~~	2,476,738

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

19.	Provisions

Changes	in provisions for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018									As of December 31, 2018
	Beginning balance		Impact of adopting K-IFRS No. 1115	Increase	Utilization	Reversal	Other	Business Combination	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	3,874	—	—	(1,075)	(2,799)	—	—	—	—	—
Provision for restoration		73,267	—	6,684	(1,788)	(765)	2	341	77,741	47,293	30,448
Emission allowance		4,650	—	2,228	(1,334)	(3,306)	—	—	2,238	2,238	—
Other provisions(*)		2,935	(215)	110,628	(15,176)	(272)	—	9,329	107,229	38,462	68,767

	~~W~~	84,726	(215)	119,540	(19,373)	(7,142)	2	9,670	187,208	87,993	99,215

(*)	~~W~~36,844 million of current provisions and ~~W~~57,310 million of non-current provisions are included in the other provisions relating to SK Planet Co., Ltd.’s onerous contracts. (See note 39)

(In millions of won)
	2017							As of December 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	24,710	2	(8,898)	(11,940)	—	3,874	3,874	—
Provision for restoration		64,679	12,066	(2,517)	(1,006)	45	73,267	40,598	32,669
Emission allowance		2,788	4,663	(518)	(2,283)	—	4,650	4,650	—
Other provisions		5,740	952	(3,757)	—	—	2,935	2,935	—

	~~W~~	97,917	17,683	(15,690)	(15,229)	45	84,726	52,057	32,669

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

20.	Leases

In 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted for as operating leases. The Group entered into operating lease agreements and sublease agreements in relation to rented office space and the expected future lease payments as of December 31, 2018 and revenue in subsequent years are as follows:

(In millions of won)
	Minimum lease payments		Revenues
Less than 1 year	~~W~~	59,082	2,674
1~5 years		102,819	702

	~~W~~	161,901	3,376

21.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Present value of defined benefit obligations	~~W~~	926,302	679,625
Fair value of plan assets		(816,699)	(663,617)

Defined benefit assets(*)		(31,926)	(45,952)

Defined benefit liabilities		141,529	61,960

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Discount rate for defined benefit obligations	2.24~3.07%	2.58%~4.03%
Expected rate of salary increase	3.42~5.61%	3.08%~5.93%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

21.	Defined Benefit Liabilities (Assets), Continued

(3)	Changes in defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	For the year ended December 31
	2018		2017
Beginning balance	~~W~~	679,625	595,667
Current service cost		143,725	125,526
Interest cost		23,131	15,991
Remeasurement
- Demographic assumption		(1,929)	(287)
- Financial assumption		30,519	(20,731)
- Adjustment based on experience		16,085	11,561
Benefit paid		(63,957)	(60,883)
Business combinations		104,251	—
Others(*)		(5,148)	12,781

Ending balance	~~W~~	926,302	679,625

(*)	Others include changes of liabilities due to employee’s transfers among affiliates for the years ended December 31, 2018 and 2017.

(4)	Changes in plan assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	For the year ended December 31
	2018		2017
Beginning balance	~~W~~	663,617	555,175
Interest income		19,134	13,821
Remeasurement		(7,659)	(5,540)
Contributions		166,624	155,834
Benefit paid		(43,549)	(60,006)
Business combinations		21,417	—
Others		(2,885)	4,333

Ending balance	~~W~~	816,699	663,617

The Group expects to make a contribution of ~~W~~185,121 million to the defined benefit plans in 2019.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	For the year ended December 31
	2018		2017
Current service cost	~~W~~	143,725	125,526
Net interest cost		3,997	2,170

	~~W~~	147,722	127,696

Costs related to the defined benefit expect for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

21.	Defined Benefit Liabilities (Assets), Continued

(6)	Details of plan assets as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Equity instruments	~~W~~	60,828	15,567
Debt instruments		144,272	134,710
Short-term financial instruments, etc.		611,599	513,340

	~~W~~	816,699	663,617

(7)	As of December 31, 2018, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(40,495)	43,918
Expected salary increase rate		43,905	(41,110)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2018 is 8.36 years.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

22.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2018 are as follows:

(In millions of won and thousands of U.S. dollars)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 40,253)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018~ Apr. 16, 2023
Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Citibank	Aug. 13, 2018~ Aug. 13, 2023
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 36,750)	Interest rate risk	Korea Development Bank	Dec. 20, 2016~ Dec. 20, 2021
Jan. 30, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,250)	Interest rate risk	Korea Development Bank	Nov. 10, 2016~ Jul. 30, 2019
Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 50,000)	Interest rate risk	Korea Development Bank	Dec. 21, 2017- Dec. 21, 2022

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into a leasing contract with GL Gasan Metro Co., Ltd., which develops and leases real estate, for the building and operations of Internet Data Center in 2017. With respect to financing the development of the property, GL Gasan Metro Co., Ltd. has issued subordinated bonds to IGIS Professional Investment Type Private Real Estate Investment Trust No. 156, which financed the purchase of bonds by issuing beneficiary certificates to Sbsen Co., Ltd. and Msgadi Co., Ltd. In connection with these arrangements, SK Broadband Co., Ltd., Sbsen Co., Ltd. and Msgadi Co., Ltd. entered into a Total Return Swap (TRS) contract amounting to ~~W~~70,000 million with beneficiary certificates as underlying assets during the previous year and an additional ~~W~~200,000 million Total Return Swap (TRS) contract during the year ended December 31, 2018. These two contracts expire in November 2022. SK Broadband Co., Ltd. has an obligation to guarantee fixed rate of returns to Sbsen Co., Ltd. and Msgadi Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

22.	Derivative Instruments, Continued

(3)	As of December 31, 2018, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of U.S. dollars)
Hedging instrument (Hedged item)	Cash flow hedge		Held for trading	Fair value
Current assets:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 12,250)	~~W~~	13	—		13
Non-current assets:
Structured bond (face value of KRW 50,000)	~~W~~	—	10,947		10,947
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		9,335	—		9,335
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		6,499	—		6,499
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		24,024	—		24,024
Settlement contract:
Others		—	4,639		4,639

				~~W~~	55,457

Non-current liabilities:
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 40,253)	~~W~~	(1,107)	—		(1,107)
Fixed-to-fixed long-term bonds (U.S. dollar borrowing amounting to USD 300,000)		(2,874)	—		(2,874)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 86,750) to KRW 30,000)		(203)	—		(203)

				~~W~~	(4,184)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

23.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018		December 31, 2017
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(Note 24)		(1,979,475)	(2,260,626)
Hybrid bonds(Note 25)		398,759	398,518
Share option(Note 26)		1,007	414
Others(*2)		(681,094)	(857,912)

	~~W~~	655,084	196,281

(*1)

In 2002 and 2003, the Parent Company retired treasury shares with reduction of retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2018 and 2017 and details of shares outstanding as of December 31, 2018 and 2017 are as follows:

(In shares)	2018			2017
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	8,875,883	71,869,828	80,745,711	10,136,551	70,609,160

24.	Treasury Shares

The Parent Company acquired treasury shares to provide share dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its share prices.

Treasury shares as of December 31, 2018 and 2017 are as follows:

(In millions of won, except for share data)
	December 31, 2018		December 31, 2017
Number of shares(*)		8,875,883	10,136,551
Acquisition cost	~~W~~	1,979,475	2,260,626

(*)	The number of treasury shares have decreased by 1,260,668 due to the comprehensive stock exchange transaction with SK Holdings Co., Ltd. (See note 12)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

25.	Hybrid Bonds

The Parent Company repaid Series 1 hybrid bonds during the year ended December 31, 2018 and issued the Series 2 hybrid bonds. Hybrid bonds classified as equity as of December 31, 2018 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000
Issuance costs						(1,241)

					~~W~~398,759

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

Parent Company
Series
	1-1	1-2	1-3	2(*)
Grant date	March 24, 2017			Feburuary 20, 2018
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168	1,358
Exercise price (in won)	246,750	266,490	287,810	254,120
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2018.

One Store Co., Ltd.
Grant date	April 27, 2018
Types of shares to be issued	Common shares of One Store Co., Ltd.
Grant method	Issuance of new shares
Number of shares (in shares)	1,032,000
Exercise price (in won)	5,390
Exercise period	Apr. 28, 2020~ Apr. 27, 2024
Vesting conditions	2 years’ service from the grant date

(2)	Share compensation expense recognized during the year ended December 31, 2018 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2017	~~W~~	414
During the year ended December 31, 2018		789
In subsequent periods		804

	~~W~~	2,007

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Share option, Continued

(3)	The Group used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

	Parent Company				One Store Co., Ltd.
	1-1	1-2	1-3	2
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	2.61%
Estimated option’s life	5 years	6 years	7 years	5 years	6 years
Share price(*) (Closing price on the preceding day in won)	262,500	262,500	262,500	243,500	4,925
Expected volatility	13.38%	13.38%	13.38%	16.45%	9.40%
Expected dividends	3.80%	3.80%	3.80%	3.70%	0.00%
Exercise price (in won)	246,750	266,490	287,810	254,120	5,390
Per share fair value of the option (in won)	27,015	20,240	15,480	23,988	566

(*)	One Store Co., Ltd., a subsidiary of the Parent Company, is an unlisted stock, and the share price is calculated using the discounted cash flow model.

27.	Retained Earnings

(1)	Retained earnings as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,531,138	10,171,138
Reserve for technology development		3,321,300	3,071,300

		13,874,758	13,264,758
Unappropriated		8,269,783	4,571,188

	~~W~~	22,144,541	17,835,946

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Valuation gain on FVOCI	~~W~~	(124)	—
Valuation gain on available-for-sale financial assets		—	168,211
Other comprehensive loss of investments in associates		(334,637)	(320,060)
Valuation loss on derivatives		(41,601)	(73,828)
Foreign currency translation differences for foreign operations		2,920	(9,050)

	~~W~~	(373,442)	(234,727)

(2)	Changes in reserves for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for- sale financial assets	Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2017	~~W~~	—	12,534	(179,167)	(96,418)	36,868	(226,183)
Changes, net of taxes		—	155,677	(140,893)	22,590	(45,918)	(8,544)

Balance at December 31, 2017	~~W~~	—	168,211	(320,060)	(73,828)	(9,050)	(234,727)

Impact of adopting K-IFRS No.1109	~~W~~	99,407	(168,211)	—	—	—	(68,804)
Balance at January 1, 2018		99,407	—	(320,060)	(73,828)	(9,050)	(303,531)
Changes, net of taxes		(99,531)	—	(14,577)	32,227	11,970	(69,911)

Balance at December 31, 2018	~~W~~	(124)	—	(334,637)	(41,601)	2,920	(373,442)

(3)	Changes in valuation gain on financial assets at FVOCI and available-for-sale financial assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Balance at January 1	~~W~~	99,407	12,534
Amount recognized as other comprehensive income during the year, net of taxes		(117,514)	132,586
Amount reclassified to profit or loss, net of taxes		—	23,091
Amount reclassified to retained earnings, net of taxes		17,983	—

Balance at December 31	~~W~~	(124)	168,211

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Reserves, Continued

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Balance at January 1	~~W~~	(73,828)	(96,418)
Amount recognized as other comprehensive loss during the year, net of taxes		(11,301)	17,965
Amount reclassified to profit or loss, net of taxes		43,528	4,625

Balance at December 31	~~W~~	(41,601)	(73,828)

29.	Redeemable convertible preferred stocks

Eleven street Co., Ltd., a subsidiary of the Parent Company, issued redeemable convertible preferred stocks on September 7, 2018 according to the board of directors’ resolution. The details of the issuance are as follows:

Information of redeemable convertible preferred stocks
Issuer	Eleven Street Co., Ltd.
Number of shares issued	1,863,093
Issue price	~~W~~268,371 per share
Voting rights	1 voting right per 1 share
Dividend rate(*)	6% of the issue price per annum (cumulative, non-participating) The obligatory dividend rate of the Parent Company is 1% of the issue price per annum
Conversion period	From 6 months after the date of issue to 1 business day before the expiration date of the redemption period
Conversion ratio	[Issue price ÷ Conversion price at the date of conversion] per share
Conversion price	~~W~~268,371 per share
Refixing clauses

•  In the case when spin-off, merger, split merger of the company, comprehensive stock exchange or transfer and decrease in capital, (“merger and others”), conversion price is subject to refixing to guarantee the value that the holder could earn the day right before the circumstances arise.

•  In the case when this preferred share is split or merged, the conversion prices is subject to refixing to correspond with the split or merge ratio.

Redemption period	Two months from September 30, 2023 to December 31, 2047 at the choice of the issuer.
Redemption party	Eleven Street Co., Ltd.
Redemption price	Amounts realizing the internal rate of return to be 3.5% at the date of actual redemption
Claim to the residue	Preferential to the common shares

(*)

The present value of obligatory dividends amounting to ~~W~~23,191 million payable to non-controlling interests based on the shareholders agreement are recognized as financial liabilities as of December 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

30.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Other Operating Expenses:
Communication	~~W~~	35,507	27,973
Utilities		297,049	299,825
Taxes and dues		37,290	27,819
Repair		353,321	333,101
Research and development		387,675	395,276
Training		35,574	32,853
Bad debt for accounts receivable - trade		38,211	34,584
Travel		27,910	24,095
Supplies and other		130,008	111,170

	~~W~~	1,342,545	1,286,696

31.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	38,933	13,991
Others		32,320	17,827

	~~W~~	71,253	31,818

Other Non-operating Expenses:
Impairment loss on property and equipment and intangible assets	~~W~~	255,839	54,946
Loss on disposal of property and equipment and intangible assets		87,257	60,086
Donations		59,012	112,634
Bad debt for accounts receivable – other		7,718	5,793
Loss on impairment of investment assets		3,157	9,003
Others		26,179	101,410

	~~W~~	439,162	343,872

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

32.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Finance Income:
Interest income	~~W~~	69,936	76,045
Gain on sale of accounts receivable - other		20,023	18,548
Dividends		35,143	12,416
Gain on foreign currency transactions		17,990	13,676
Gain on foreign currency translations		2,776	7,110
Gain on disposal of long-term investment securities		—	4,890
Gain on valuation of derivatives		6,532	223,943
Gain on settlement of derivatives		20,399	—
Gain relating to financial assets at FVTPL(*)		83,636	33
Reversal of impairment loss on available-for-sale financial assets		—	9,900

	~~W~~	256,435	366,561

(In millions of won)
	2018		2017
Finance Costs:
Interest expense	~~W~~	307,319	299,100
Loss on sale of accounts receivable - other		—	9,682
Loss on foreign currency transactions		38,920	19,263
Loss on foreign currency translations		2,397	8,419
Loss on disposal of long-term investment securities		—	36,024
Loss on settlement of derivatives		12,554	10,031
Loss relating to financial liabilities at FVTPL		1,535	678
Loss relating to financial assets at FVTPL		22,507	—
Other finance costs		—	35,900
Impairment loss on long-term investment securities		—	14,519

	~~W~~	385,232	433,616

(*)	Includes gains on disposal of 200,000 shares of convertible redeemable bonds issued by KRAFTON Co., Ltd. (formerly, Bluehole Inc.) amounting to ~~W~~58,000 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

32.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Interest income on cash equivalents and short-term financial instruments	~~W~~	33,808	28,130
Interest income on loans and others		36,128	47,915

	~~W~~	69,936	76,045

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Interest expense on borrowings	~~W~~	10,796	11,774
Interest expense on debentures		222,195	228,568
Others		74,328	58,758

	~~W~~	307,319	299,100

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

32.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2018 and 2017 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 37.

1)	Finance income and costs

(In millions of won)
	2018
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	134,841	22,507
Financial assets at FVOCI		35,143	—
Financial assets at amortized cost		86,032	20,018

		256,016	42,525

Financial Liabilities:
Financial liabilities at FVTPL		—	1,535
Financial liabilities measured at amortized cost		419	328,618
Derivatives designated as hedging instrument		—	12,554

		419	342,707

	~~W~~	256,435	385,232

(In millions of won)
	2017
	Finance income		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	223,976	—
Available-for-sale financial assets		30,598	86,445
Loans and receivables		111,677	37,040

		366,251	123,485

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	678
Financial liabilities measured at amortized cost		310	299,422
Derivatives designated as hedging instrument		—	10,031

		310	310,131

	~~W~~	366,561	433,616

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

32.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2018 and 2017 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 7 and 37, Continued.

2)	Other comprehensive income (loss)

(In millions of won)
	2018		2017
Financial Assets:
Financial assets at FVOCI	~~W~~	(130,035)	—
Available-for-sale financial assets		—	158,440
Derivatives designated as hedging instrument		17,180	1,554

		(112,855)	159,994

Financial Liabilities:
Derivatives designated as hedging instrument		15,047	21,032

	~~W~~	(97,808)	181,026

(5)	Details of impairment losses for financial assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Available-for-sale financial assets	~~W~~	—	14,519
Accounts receivable - trade		38,211	34,584
Other receivables		7,718	5,793

	~~W~~	45,929	54,896

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

33.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2018 and 2017 consist of the following:

(In millions of won)
	2018		2017
Current tax expense:
Current year	~~W~~	362,265	424,773
Current tax of prior years(*)		(22,575)	(105,158)

		339,690	319,615

Deferred tax expense:
Changes in net deferred tax assets		504,288	426,039

Income tax expense	~~W~~	843,978	745,654

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2018 and 2017 is attributable to the following:

(In millions of won)
	2018		2017
Income taxes at statutory income tax rate	~~W~~	1,083,029	823,124
Non-taxable income		(19,450)	(40,080)
Non-deductible expenses		26,724	31,285
Tax credit and tax reduction		(17,580)	(34,300)
Changes in unrecognized deferred taxes		(177,902)	31,857
Changes in tax rate		(3,983)	43,977
Income tax refund etc.		(46,860)	(110,209)

Income tax expense	~~W~~	843,978	745,654

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Valuation gain (loss) on financial assets measured at fair value	~~W~~	41,461	—
Valuation gain (loss) on available-for-sale financial assets		—	(55,883)
Share of other comprehensive income of associates		278	(260)
Valuation gain (loss) on derivatives		(9,223)	(3,019)
Remeasurement of defined benefit liabilities		10,843	1,618

	~~W~~	43,359	(57,544)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

33.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018
	Beginning		Changes in Accounting Policies	Deferred tax expense (income)	Directly charged to (credited from) equity	Business combinations	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	67,002	3,501	26,547	—	5,226	102,276
Accrued interest income		(2,467)	—	(218)	—	(28)	(2,713)
Financial assets measured at fair value		53,781	(282)	(15,203)	41,461	—	79,757
Investments in subsidiaries, associates and joint ventures		(937,629)	—	(642,736)	278	—	(1,580,087)
Property and equipment and intangible assets		(235,343)	—	71,912	—	(256,630)	(420,061)
Provisions		2,312	—	(6)	—	188	2,494
Retirement benefit obligation		38,360	—	12,888	10,843	21,943	84,034
Valuation gain on derivatives		25,956	—	14,682	(9,223)	—	31,415
Gain or loss on foreign currency translation		21,931	—	17	—	—	21,948
Reserve for research and manpower development		(2,387)	—	2,387	—	—	—
Incremental costs to acquire a contract		—	(566,633)	(74,207)	—	—	(640,840)
Contract assets and liabilities		—	(37,540)	11,082	—	—	(26,458)
Others		5,506	—	22,627	—	4,418	32,551

		(9,622,978)	(600,954)	(570,228)	43,359	(224,883)	(2,315,684)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		72,417	—	50,482	—	—	122,899
Tax credit		—	—	15,458	—	—	15,458

		72,417	—	65,940	—	—	138,357

	~~W~~	(890,561)	(600,954)	(504,288)	43,359	(224,883)	(2,177,327)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

33.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)
	2017
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Others	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	61,911	5,091	—	—	67,002
Accrued interest income		(616)	(1,851)	—	—	(2,467)
Available-for-sale financial assets		101,472	8,192	(55,883)	—	53,781
Investments in subsidiaries, associates and joint ventures		(476,098)	(461,271)	(260)	—	(937,629)
Property and equipment and intangible assets		(253,323)	17,980	—	—	(235,343)
Provisions		7,448	(5,136)	—	—	2,312
Retirement benefit obligation		35,505	1,237	1,618	—	38,360
Valuation gain on derivatives		28,975	—	(3,019)	—	25,956
Gain or loss on foreign currency translation		19,369	2,562	—	—	21,931
Reserve for research and manpower development		(4,775)	2,388	—	—	(2,387)
Others		38,016	(30,186)	—	(2,324)	5,506

		(442,116)	(460,994)	(57,544)	(2,324)	(962,978)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards:
Tax loss carryforwards		37,462	34,955	—	—	72,417

	~~W~~	(404,654)	(426,039)	(57,544)	(2,324)	(890,561)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

33.	Income Tax Expense, Continued

(5)

Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, in the consolidated statements of financial position as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Loss allowance	~~W~~	98,205	88,521
Investments in subsidiaries, associates and joint ventures		(233,234)	168,268
Other temporary differences		189,604	425,653
Unused tax loss carryforwards		849,850	921,309
Unused tax credit carryforwards		3,705	4,092

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2018 are expiring within:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	83,287	1,529
1 ~ 2 years		129,905	828
2 ~ 3 years		66,624	977
More than 3 years		570,034	371

	~~W~~	849,850	3,705

34.	Earnings per Share

(1)	Basic earnings per share

1) Basic earnings per share for the years ended December 31, 2018 and 2017 are calculated as follows:

(In millions of won, except for share data)
	2018		2017
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	3,127,887	2,599,829
Interest on hybrid bonds		(15,803)	(16,840)

Profit attributable to owners of the Parent Company on common shares		3,112,084	2,582,989
Weighted average number of common shares outstanding		70,622,976	70,609,160

Basic earnings per share (in won)	~~W~~	44,066	36,582

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

34.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2018 and 2017 are calculated as follows:

(In shares)	2018
	Issued shares	Treasury shares	Number of common shares outstanding at December 31	Weights	Weighted average number of common shares
Issued shares at January 1	80,745,711	(10,136,551)	70,609,160	365/365	70,609,160
Disposal of treasury shares	—	1,260,668	1,260,668	4/365	13,816

					70,622,976

(In shares)	2017
	Number of common shares	Weighted average number of common shares
Issued shares at January 1	80,745,711	80,745,711
Treasury shares at January 1	(10,136,551)	(10,136,551)

	70,609,160	70,609,160

(2)	Diluted earnings per share

For the years ended December 31, 2018 and 2017, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

35.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2018	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	71,869,828	500	1,800%		646,828

					~~W~~	717,437

2017	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2018 and 2017 are as follows:

(In won)

Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2018	Cash dividends	10,000	269,500	3.71%
2017	Cash dividends	10,000	267,000	3.75%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

36.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,506,699	—	1,506,699
Financial instruments		—	—	—	1,046,897	—	1,046,897
Short-term investment securities		195,080	—	—	—	—	195,080
Long-term investment securities(*)		120,083	542,496	2,147	—	—	664,726
Accounts receivable – trade		—	—	—	2,019,933	—	2,019,933
Loans and other receivables		489,617	—	—	1,132,321	—	1,621,938
Derivative financial assets		15,586	—	—	—	39,871	55,457

	~~W~~	820,366	542,496	2,147	5,705,850	39,871	7,110,730

(*)	The Group designated ~~W~~542,496 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2017
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,457,735	—	1,457,735
Financial instruments		—	—	618,002	—	618,002
Short-term investment securities		97,003	47,383	—	—	144,386
Long-term investment securities		—	887,007	—	—	887,007
Accounts receivable – trade		—	—	2,138,755	—	2,138,755
Loans and other receivables		—	—	1,962,083	—	1,962,083
Derivative financial assets		231,311	—	—	21,902	253,213

	~~W~~	328,314	934,390	6,176,575	21,902	7,461,181

(2)	Financial liabilities by category as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	381,302	—	381,302
Derivative financial liabilities		—	—	4,184	4,184
Borrowings		—	2,184,996	—	2,184,996
Debentures(*)		61,813	7,405,039	—	7,466,852
Accounts payable - other and others		—	6,762,782	—	6,762,782

	~~W~~	61,813	16,734,119	4,184	16,800,116

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2018 are structured bonds and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

36.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)
	December 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	351,711	—	351,711
Derivative financial liabilities		—	—	39,470	39,470
Borrowings		—	382,817	—	382,817
Debentures(*)		60,278	7,025,909	—	7,086,187
Accounts payable - other and others		—	4,865,519	—	4,865,519

	~~W~~	60,278	12,625,956	39,470	12,725,704

(*)

Debentures classified as financial liabilities at fair value through profit or loss as of December 31, 2017 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

37.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities and accounts receivable - trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(i) Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2018 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	173,560	~~W~~	194,058	1,588,522	~~W~~	1,776,126
EUR	14,575		18,645	69		89
JPY	813,676		8,244	315,756		3,200
Others	—		3,484	—		18

		~~W~~	224,431		~~W~~	1,779,433

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See note 22)

As of December 31, 2018, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	12,593	(12,593)
EUR		1,856	(1,856)
JPY		504	(504)
Others		347	(347)

	~~W~~	15,300	(15,300)

(ii) Interest rate risk

The interest rate risk of the Group arises from borrowings, debenture and long-term payables - other. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

Accordingly, the Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2018, the floating-rate borrowings and bonds of the Group are ~~W~~239,000 million and ~~W~~335,430 million, respectively, and the Group has entered into interest rate swap agreements, as described in note 22, for all floating-rate borrowings and debentures to hedge interest rate risk. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the next year would change by ~~W~~1,400 million in relation to floating-rate borrowings that are exposed to interest rate risk.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.     Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

As of December 31, 2018, the floating-rate long-term payables – other are ~~W~~2,476,738 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2018 would change by ~~W~~24,767 million in relation to floating-rate long-term payables - other that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Cash and cash equivalents	~~W~~	1,506,432	1,457,416
Financial instruments		1,046,897	618,002
Investment securities		11,672	19,928
Accounts receivable – trade		2,019,933	2,138,755
Loans and other receivables		1,621,938	1,962,083
Derivative financial assets		55,457	30,956

	~~W~~	6,262,329	6,227,140

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Account receivable – trade and contract assets

The Group establishes a loss allowance in respect of account receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2018 are included in note 7.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~1,046,897 million of financial instruments, ~~W~~11,672 million of investment securities and ~~W~~1,621,938 million of loans and other receivables. To limit the exposure to this risk, the Group transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Group’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Group measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Group monitors changes in credit risk at each reporting date. The Group recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Group’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2018 are as follows.

(In millions of won)
			Financial assets at FVOCI	At amortized cost
	Financial assets at FVTPL			12-month ECL	Lifetime ECL– not credit impaired	Lifetime ECL – credit impaired
Gross amount	~~W~~	500,154	1,135	2,153,513	36,687	104,906
Loss allowance		—	—	(3,305)	(10,760)	(101,823)

Carrying amount	~~W~~	500,154	1,135	2,150,208	25,927	3,083

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk, Continued

(ii) Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2018 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL –credit impaired	Total
December 31, 2017	~~W~~				122,723
Changes in accounting policy					99
January 1, 2018		2,997	16,551	103,274	122,822
Remeasurement of loss allowance, net		716	2,961	3,163	6,840
Transfer to lifetime ECL – not credit impaired		(408)	408	—	—
Transfer to lifetime ECL – credit impaired		—	(6,137)	6,137	—
Amounts written off		—	(3,746)	(15,400)	(19,146)
Recovery of amounts written off		—	145	4,649	4,794
Business combinations		—	578	—	578

December 31, 2018	~~W~~	3,305	10,760	101,823	115,888

(iii) Cash and cash equivalents

The Group has ~~W~~ 1,506,432 million as of December 31, 2018. (~~W~~ 1,457,416 million as of December 31, 2017) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2018 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	381,302	381,302	381,302	—	—
Borrowings(*)		2,184,996	2,599,377	259,631	2,339,746	—
Debentures (*)		7,466,852	8,762,045	1,113,075	4,638,381	3,010,589
Accounts payable - other and others (*)		6,762,782	6,991,641	4,792,370	1,416,725	782,546

	~~W~~	16,795,932	18,734,365	6,546,378	8,394,852	3,793,135

(*)	Includes interest payables.

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2018, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 -5 years	More than 5 years
Assets	~~W~~	39,871	36,978	19,787	50,223	(33,032)
Liabilities		(4,184)	(4,227)	(132)	(4,095)	—

	~~W~~	35,687	32,751	19,655	46,128	(33,032)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2017.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Total liabilities	~~W~~	20,019,861	15,399,474
Total equity		22,349,250	18,029,195

Debt-equity ratios		89.58%	85.41%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2018 are as follows:

(In millions of won)	December 31, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	820,366	—	695,992	124,374	820,366
Derivatives hedging instruments		39,871	—	39,871	—	39,871
FVOCI		544,643	293,925	—	250,718	544,643

	~~W~~	1,404,880	293,925	735,863	375,092	1,404,880

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	61,813	—	61,813	—	61,813
Derivative financial liabilities		4,184	—	4,184	—	4,184

	~~W~~	65,997	—	65,997	—	65,997

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	2,184,996	—	2,378,843	—	2,378,843
Debentures		7,405,039	—	7,868,472	—	7,868,472
Long-term payables - other		2,393,027	—	2,469,653	—	2,469,653

	~~W~~	11,983,062	—	12,716,968	—	12,716,968

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	328,314	—	106,057	222,257	328,314
Derivatives hedging instruments		21,902	—	21,902	—	21,902
Available-for-sale financial assets		734,487	589,202	47,383	97,902	734,487

	~~W~~	1,084,703	589,202	175,342	320,159	1,084,703

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	60,278	—	60,278	—	60,278
Derivative financial liabilities		39,470	—	39,470	—	39,470

	~~W~~	99,748	—	99,748	—	99,748

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	382,817	—	383,748	—	383,748
Debentures		7,025,909	—	7,325,370	—	7,325,370
Long-term payables - other		1,649,466	—	1,766,451	—	1,766,451

	~~W~~	9,058,192	—	9,475,569	—	9,475,569

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~199,903 million as of December 31, 2017 is measured at cost in accordance with K-IFRS No. 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows, Continued:

Interest rates used by the Group for the fair value measurement as of December 31, 2018 are as follows:

Interest rate
Derivative instruments	1.63% ~ 3.12%
Borrowings and debentures	2.17% ~ 2.28%
Long-term payables - other	2.07% ~ 2.28%

3)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2018. The changes of financial assets classified as Level 3 for the year ended December 31, 2018 are as follows:

(In millions of won)
	Balance at January 1, 2018		Impact of adopting K-IFRS No. 1109	Gain for the period	OCI	Acquisition	Disposal	Reclassification	Balance at December 31, 2018
Financial assets at fair value through profit or loss	~~W~~	222,257	(222,257)	—	—	—	—	—	—
Available-for-sale financial assets		97,902	(97,902)	—	—	—	—	—	—
FVTPL(*)		—	391,515	7,708	732	18,732	(128,713)	(165,600)	124,374
FVOCI(*)		—	129,455	—	(52,475)	15,310	(7,172)	165,600	250,718

	~~W~~	320,159	200,811	7,708	(51,743)	34,042	(135,885)	—	375,092

(*)

During the year ended December 31, 2018, the Group acquired 460,000 of common shares of KRAFTON Co., Ltd. (formerly, Bluehole Inc.) by exercising the conversion right. The fair value of the common share is ~~W~~300,000 per share based on the income approach from K-IFRS No. 1113 Fair Value Measurement. The Group reclassified existing financial assets at FVTPL amounting to ~~W~~165,600 million to financial assets at FVOCI and recognized ~~W~~27,600 million of valuation losses on financial assets at FVOCI. Significant inputs for the fair value measurement and the inter-relationship between the inputs and the fair value measured are as follows.

Valuation Techniques	Significant non-observable inputs	Correlations between inputs and fair value measurement
Discounted cash flows	Expected cash flows	If the expected cash flows increase (decrease), Fair value will increase (decrease)
	Perpetual growth rate (-1%~1%)	If the perpetual growth rate is higher (lower), Fair value will increase (decrease)
	Weighted average cost of capital: 11.5% (Risk free rate: 2.4%, Market risk premium: 10.4%, Proxy beta: 0.88)	If the weighted average cost of capital is higher (lower) Fair value will decrease (increase)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

37.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	1,867	—	1,867	(1,107)	760
Accounts receivable – trade and others		95,990	(95,920)	70	—	70

	~~W~~	97,857	(95,920)	1,937	(1,107)	830

Financial liabilities:
Derivatives(*)	~~W~~	1,107	—	1,107	(1,107)	—
Accounts payable – other and others		95,920	(95,920)	—	—	—

	~~W~~	97,027	(95,920)	1,107	(1,107)	—

(In millions of won)	December 31, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant financial instruments not offset	Net amount

Financial assets:
Derivatives(*)	~~W~~	26,645	—	26,645	(19,875)	6,770
Accounts receivable – trade and others		93,146	(92,409)	737	—	737

	~~W~~	119,791	(92,409)	27,382	(19,875)	7,507

Financial liabilities:
Derivatives(*)	~~W~~	19,875	—	19,875	(19,875)	—
Accounts payable – other and others		92,409	(92,409)	—	—	—

	~~W~~	112,284	(92,409)	19,875	(19,875)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

38.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 2 others
Associates	SK hynix Inc. and 41 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries	￦	4,488	2,169
Defined benefits plan expenses		920	258
Share option		548	414

	￦	5,956	2,841

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

38.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)		2018
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	20,050	601,176	151,502	—

Associates	F&U Credit information Co., Ltd.		2,777	54,857	—	—
	HappyNarae Co., Ltd.(*2)		1,002	20,286	88,327	—
	SK hynix Inc(*3)		179,708	313	—	—
	KEB HanaCard Co., Ltd.		15,046	15,387	—	—
	Others(*4)		5,924	35,296	1,202	204

			204,457	126,139	89,529	204

Others	SK Engineering & Construction Co., Ltd.		4,662	1,122	8,700	—
	SK Innovation Co., Ltd.(*5)		44,010	996	—	—
	SK Networks Co., Ltd.(*6)		23,078	1,189,404	460	—
	SK Networks Services Co., Ltd.		774	90,723	5,478	—
	SK Telesys Co., Ltd.		362	10,945	127,840	—
	SK TNS Co., Ltd.		140	31,220	493,793	—
	SK Energy Co., Ltd.(*5)		15,134	897	—	—
	SK Gas Co., Ltd.		7,653	2	—	—
	SKC Infra Service Co., Ltd.		57	50,829	24,761	—
	Others(*5)		55,224	19,323	—	—

			151,094	1,395,461	661,032	—

		~~W~~	375,601	2,122,776	902,063	204

(*1)	Operating expense and others include ~~W~~203,636 million of dividends paid by the Parent Company.
(*2)	Transactions with HappyNarae Co., Ltd. occurred before disposal.
(*3)	Operating revenue and others include ~~W~~146,100 million of dividends received from SK hynix Inc. which was deducted from the investment in associates.
(*4)	Operating revenue and others include ~~W~~4,587 million of dividends received from Korea IT Fund, KIF-Stonebridge IT Investment Fund and UniSK which were deducted from the investment in associates.
(*5)

Operating revenue and others include ~~W~~68,500 million received from disposal of the real estate investment fund to SK Innovation Co., Ltd., SK Energy Co., Ltd., SK Lubricants Co., Ltd., SK Trading International Co., Ltd. and SK Global Chemical Co., Ltd

(*6)	Operating expenses and others include costs for handset purchases amounting to ~~W~~1,100,370 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

38.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)		2017
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	25,049	600,600	283,556	—

Associates	F&U Credit information Co., Ltd.		3,431	52,150	153	—
	HappyNarae Co., Ltd.		3,025	29,276	68,472	—
	SK hynix Inc(*2)		123,873	251	—	—
	KEB HanaCard Co., Ltd.		17,873	15,045	—	—
	Others(*3)		10,720	33,389	940	204

			158,922	130,111	69,565	204

Others	SK Engineering & Construction Co., Ltd.		5,865	1,077	—	—
	SK Networks Co., Ltd.		21,694	1,220,251	671	—
	SK Networks Services Co., Ltd.		510	96,949	6,346	—
	SK Telesys Co., Ltd.		417	51,394	152,659	—
	SK TNS Co., Ltd.		137	37,051	494,621	—
	SK Energy Co., Ltd.		8,505	779	—	—
	SK Gas Co., Ltd.		2,727	4	—	—
	SK Innovation Co., Ltd.		7,639	950	—	—
	SK Shipping Co., Ltd.		3,183	35	—	—
	Ko-one energy service Co., Ltd		5,164	44	—	—
	SK Infosec Co., Ltd.		1,185	52,634	15,648	—
	SKC Infra Service Co., Ltd.		19	46,900	47,163	—
	Others		18,233	28,209	17	—

			75,278	1,536,277	717,125	—

Total		~~W~~	259,249	2,266,988	1,070,246	204

(*1)	Operating expense and others include ~~W~~203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include ~~W~~87,660 million of dividends declared by SK hynix Inc. which was deducted from the investment in associates.
(*3)	Operating revenue and others include ~~W~~6,597 million of dividends received from the Korea IT Fund and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

38.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2018 and 2017 are as follows:

(In millions of won)		December 31, 2018
		Receivables			Payables
Scope	Company	Loans		Accounts receivable - trade, etc	Accounts payable - other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	5,987	139,260
	F&U Credit information Co., Ltd.		—	98	5,801
	SK hynix Inc.		—	14,766	89
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	541	11,311
	Others		407	130	1,764

			22,554	52,798	18,965

Other	SK Engineering & Construction Co., Ltd.		—	1,561	760
	SK Networks. Co., Ltd.		—	2,647	167,433
	SK Networks Services Co., Ltd.		—	54	8,946
	SK Telesys Co., Ltd.		—	154	39,188
	SK TNS Co., Ltd.		—	—	89,017
	SK Innovation Co., Ltd.		—	4,696	1,019
	SK Energy Co., Ltd.		—	5,511	887
	SK Gas Co., Ltd.		—	2,225	60
	SK hystec Co., Ltd.		—	2,661	75
	Others		—	8,958	8,066

			—	28,467	315,451

		~~W~~	22,554	87,252	473,676

(*)	As of December 31, 2018, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

38.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)		December 31, 2017
		Receivables			Payables
Scope	Company	Loans		Accounts receivable - Trade, etc	Accounts payable – other, etc
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	2,068	148,066
Associates	HappyNarae Co., Ltd.		—	15	6,865
	F&U Credit information Co., Ltd.		—	21	1,612
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,099
	S.M. Culture & Contents Co., Ltd.		—	448	8,963
	Xian Tianlong Science and Technology Co., Ltd.		7,032	—	—
	Others		611	2,272	1,164

			29,790	45,398	29,797

Other	SK Engineering & Construction Co., Ltd.		—	2,033	69
	SK Networks. Co., Ltd.		—	3,050	267,297
	SK Networks Services Co., Ltd.		—	15	9,522
	SK Telesys Co., Ltd.		—	36	58,346
	SK TNS Co., Ltd.		—	3	140,311
	SK Innovation Co., Ltd.		—	4,112	599
	SK Energy Co., Ltd.		—	2,965	582
	SK Gas Co., Ltd.		—	1,941	9
	Others		—	2,998	27,318

			—	17,153	504,053

Total		~~W~~	29,790	64,619	681,916

(*)	As of December 31, 2017, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

(5)

SK m&service Co., Ltd., a subsidiary of the Parent Company, has entered into a performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd. with regard to this transaction. In addition, SK Infosec Co., Ltd., a subsidiary of the Parent Company, also provided a blank note to SK Holdings Co., Ltd. with regard to performance guarantee.

(6)	There were additional investments and disposal transactions in associates and joint ventures during the years ended December 31, 2018 and 2017 as presented in note 13.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

39.	Commitments and Contingencies

(1) Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~3,868 million as of December 31, 2018.

SK Broadband Co., Ltd., has guaranteed for employees’ borrowings relating to employee stock ownership program and provided short-term financial instruments amounting to ~~W~~11 million as collateral as of December 31, 2018.

In addition, Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, has pledged its shares of ADT CAPS Co., Ltd., CAPSTEC Co., Ltd., and ADT SECURITY Co., Ltd. for the long-term borrowings with a face value of ~~W~~1,900,000 million as of December 31, 2018.

(2) Legal claims and litigations

As of December 31, 2018 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

Meanwhile, the pending litigation over the validity of partnership contract that the Group was involved as the defendant (Plaintiff: Nonghyup Bank) was settled by the agreement between the parties during the year ended December 31, 2018. As a result of the settlement, the credit card business partnership between the Group and Nonghyup Bank will be maintained until April 2021, and the Group is obligated to pay the commission fees based on the customers’ credit card usage until September 2021, the expiration date of the credit cards. The Group determined that the contract and the subsidiary agreements meet the definition of an onerous contract according to K-IFRS No. 1037, for which the Group recognized provisions with the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In this regard, ~~W~~36,844 million and ~~W~~57,310 million are recognized as current provisions and non-current provisions, respectively as of December 31, 2018.

(3) Accounts receivables from sale of handsets

The sales agents of the Group sell handsets to the Group’s subscribers on an installment basis. During the year ended December 31, 2018, the Group entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers, and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~612,779 million as of December 31, 2018 which the Group purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

40.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Interest income	~~W~~	(69,936)	(76,045)
Dividend		(35,143)	(12,416)
Gain on foreign currency translation		(2,776)	(7,110)
Gain on disposal of long-term investment securities		—	(4,890)
Gain on valuation of derivatives		(6,532)	(223,943)
Gain on settlement of derivatives		(20,399)	—
Gain on sale of accounts receivable - other		(20,023)	(18,548)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(3,270,912)	(2,245,732)
Gain on disposal of property and equipment and intangible assets		(38,933)	(13,991)
Gain relating to financial assets at FVTPL		(83,636)	(33)
Reversal of loss on impairment of available-for-sale financial assets		—	(9,900)
Other income		(952)	(1,129)
Interest expenses		307,319	299,100
Loss on foreign currency translation		2,397	8,419
Loss on disposal of long-term investment securities		—	36,024
Loss on impairment of long-term investment securities		—	14,519
Loss on settlement of derivatives		12,554	10,031
Loss on sale of accounts receivable - other		—	9,682
Income tax expense		843,978	745,654
Expense related to defined benefit plan		147,722	127,696
Share option		789	414
Depreciation and amortization		3,284,339	3,247,519
Bad debt expense		38,211	34,584
Loss on disposal of property and equipment and intangible assets		87,257	60,086
Loss on impairment of property and equipment and intangible assets		255,839	54,946
Loss relating to financial liabilities at FVTPL		1,535	678
Loss relating to financial assets at FVTPL		22,507	—
Bad debt for accounts receivable - other		7,718	5,793
Loss on disposal of investment assets		3	—
Loss on impairment of investment assets		3,157	9,003
Other expenses		102,836	46,353

	~~W~~	1,568,919	2,096,764

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

40.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Accounts receivable - trade	~~W~~	175,841	46,144
Accounts receivable - other		319,913	(159,960)
Accrued income		—	14
Advance payments		13,393	(1,269)
Prepaid expenses		(3,597)	(28,362)
Value-Added Tax refundable		(3,318)	(3,080)
Inventories		(13,429)	(17,958)
Long-term accounts receivable - other		11,064	(137,979)
Guarantee deposits		(258)	14,696
Contract assets		9,161	—
Accounts payable - trade		(58,487)	(26,151)
Accounts payable - other		(271,128)	134,542
Advanced receipts		—	(13,470)
Contract liabilities		11,328	—
Withholdings		129,492	(13,041)
Deposits received		(333)	(4,916)
Accrued expenses		(102,246)	116,065
Value-Added Tax payable		3,102	7,505
Unearned revenue		—	(339)
Provisions		(4,298)	(20,488)
Long-term provisions		1,193	(2,449)
Plan assets		(123,075)	(95,828)
Retirement benefit payment		(63,957)	(60,883)
Others		(4,412)	5,739

	~~W~~	25,949	(261,468)

(3)	Significant non-cash transactions for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Increase in accounts payable - other relating to the acquisition of property and equipment and intangible assets	~~W~~	1,162,301	44,214
Investment in subsidiary from comprehensive stock exchange		129,595	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

40.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	January 1, 2018		Cash flows		Non-cash transactions				December 31, 2018
					Exchange rate changes	Fair value changes	Business Combinations	Other changes
Total liabilities from financing activities:
Short-term borrowings	~~W~~	130,000		(87,701)	—	—	36,201	1,500	80,000
Long-term borrowings		252,817		139,406	2,281	—	1,708,638	1,854	2,104,996
Debentures		7,086,187		321,671	55,523	1,911	—	1,560	7,466,852
Long-term payables – other		1,641,081		(305,644)	—	—	—	1,057,590	2,393,027
Derivative financial liabilities		39,470		(4,031)	13,595	(7,163)	—	(37,687)	4,184
Derivative financial assets		(253,213)		(2,000)	2,000	(19,849)	—	217,605	(55,457)

	~~W~~	8,896,342		61,701	73,399	(25,101)	1,744,839	1,242,422	11,993,602
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(706,091)
Issuance of hybrid bonds				398,759
Repayment of hybrid bonds				(400,000)
Payments of interest on hybrid bonds				(15,803)
Capital increase by subsidiaries and others				499,926
Transactions with the non-controlling shareholders				(76,805)

				(300,014)

			~~W~~	(238,313)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

40.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2018 and 2017 are as follows, Continued:

(In millions of won)
	January 1, 2017		Cash flows		Non-cash transactions			December 31, 2017
					Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities
Short-term borrowings	~~W~~	2,614		127,386	—	—	—	130,000
Long-term borrowings		172,906		87,299	(7,898)	—	510	252,817
Debentures		7,194,207		130,558	(245,456)	—	6,878	7,086,187
Long-term payables – other		1,918,024		(305,476)	—	—	28,533	1,641,081
Derivative financial liabilities		87,153		(105,269)	13,281	39,267	5,038	39,470
Derivative financial assets		(214,770)		188	922	(40,235)	682	(253,213)

	~~W~~	9,160,134		(65,314)	(239,151)	(968)	41,641	8,896,342
Other cash flows from financing activities
Payments of cash dividends			~~W~~	(706,091)
Payments of interest on hybrid bond				(16,840)
Cash received from transfer of interests in subsidiaries to non-controlling interests				(38,373)

				(761,304)

Total			~~W~~	(826,618)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: March 25, 2018